Exhibit 99.1

Rogers Reports Third Quarter 2008 Financial and Operating Results

Consolidated Revenue Grows 14% to $3.0 Billion, Adjusted Operating Profit Increases 4% to
$1.0 Billion, and Net Income Increases 84% to $495 Million;

Solid Liquidity Position Further Strengthened with Successful US$1.75 Billion Investment
Grade Debt Offering;

Wireless Net Subscriber Additions of 239,000 with Continued Growth in ARPU and
Reductions in Churn, Cable Operations adds 160,000 Net Additions of Revenue Generating
Units on its Cable Facilities and Drives Further Margin Expansion to 41.7%;

Strong Apple iPhone Sales of Approximately 255,000 Units Drive Higher Wireless
Acquisition and Retention Costs

TORONTO (October 28, 2008) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and nine months ended September 30, 2008.

Financial highlights are as follows:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue	$2,982	$2,611	14	$8,394	$7,436	13
Operating profit(1)	1,085	986	10	3,176	2,215	43
Net income	495	269	84	1,140	383	198
Net income per share:
Basic	$0.78	$0.42	86	$1.79	$0.60	198
Diluted	0.78	0.42	86	1.79	0.60	198

As adjusted:(2)
Operating profit(1)	$1,025	$984	4	$3,092	$2,728	13
Net income	465	268	74	1,096	753	46
Net income per share:
Basic	$0.73	$0.42	74	$1.72	$1.18	46
Diluted	0.73	0.42	74	1.72	1.17	47

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation (recovery) expense; (iii) integration and restructuring expenses; (iv) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; and (v) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt and the related income tax impact of the above amounts.

Rogers Communications Inc.	1	Third Quarter 2008

Highlights of the third quarter of 2008 include the following:

•
Generated continued double-digit growth in quarterly revenue of 14%, while net income increased to $495 million (or to $465 million on an adjusted basis), and adjusted operating profit less interest expense and PP&E additions was steady at $442 million.

•
Wireless subscriber net additions totalled 239,000, with postpaid net additions of 191,000. Postpaid monthly ARPU (average revenue per user) increased 4% year-over-year to $78.46 driven in part by the 38% growth in data revenue to $253 million, representing 16.5% of network revenue.

•
Wireless launched the Apple iPhone 3G in Canada on July 11, 2008 and activated approximately 255,000 of the devices during the quarter. Approximately one-third of these activations were to subscribers new to Wireless with the other two-thirds being to existing Rogers Wireless subscribers who upgraded to the iPhone and committed to new term contracts. The vast majority of iPhone subscribers have attached both voice and monthly data packages and are generating monthly ARPU considerably above the monthly ARPU generated from Wireless’ overall subscriber base. The initial sales volumes of this device drove significantly higher acquisition and retention costs at Wireless.

•
Canada’s Advanced Wireless Services (“AWS”) wireless spectrum auction ended on July 21, 2008 following 39 days and 331 rounds of bidding with bids totalling $4.25 billion. Wireless was the only carrier to successfully acquire 20 MHz of spectrum across all 13 provinces/territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/pop.

•
Cable’s Internet subscriber base grew during the quarter by 29,000 to 1.6 million, and digital cable households increased by 58,000 to reach 1.5 million of which more than 500,000 households now receive high-definition television (“HDTV”) services. Cable ended the quarter with 800,000 residential voice-over-cable telephony subscriber lines, reflecting net additions of 55,000 lines for the quarter, of which approximately 23,000 were migrations from the circuit-switched platform. This brings the total penetration of cable telephony customers to 35% of basic cable subscribers up from 26% at September 30, 2007.

•
Independent research firm comScore Inc. found Rogers Hi-Speed Internet to be the fastest and most reliable Internet access service for residential customers in the Greater Toronto Area. The results, which were based on over 120,000 network speed tests conducted over a four month period in early 2008, showed that the Rogers Hi-Speed Internet product delivers faster speeds across all service tiers when compared to Cable’s primary DSL competitor.

•
Media successfully re-branded the recently acquired channel m television station in Vancouver to OMNI BC and launched two new OMNI stations in Edmonton and Calgary. OMNI’s multilingual/multicultural television stations now cover all major markets across Canada and reach approximately 75% of the country’s ethnic population. On July 31, 2008, Media also completed the acquisition of the remaining two-thirds interest in Outdoor Life Network (“OLN”) that it did not already own, which joins Media’s other specialty television assets, including Sportsnet, The Biography Channel, G4TechTV and The Shopping Channel.

Rogers Communications Inc.	2	Third Quarter 2008

•
Rogers successfully closed US$1.75 billion investment grade debt offerings on August 6, 2008, consisting of US$1.4 billion of 6.8% Senior Notes due 2018, and US$350 million 7.5% Senior Notes due 2038. Proceeds of the offerings were used in part to fund the $1.0 billion purchase of 20 MHz of national spectrum in the recently concluded AWS auction.

•
Rogers had, at September 30, 2008, approximately $1.8 billion available credit under its $2.4 billion committed bank credit facility that matures in July 2013, which, along with no debt maturities until May 2011, combines to provide a position of substantial liquidity.

•	Rogers purchased for cancellation 3,077,400 outstanding Class B Non-Voting shares during the quarter for $96.7 million under Board approval to repurchase up to $300 million of outstanding shares.

“The double-digit revenue growth and continued healthy level of subscriber additions that Rogers generated in the third quarter reflect the quality and utility of our service offerings in the face of an increasingly challenging economic backdrop which we are well financed to endure,” said Ted Rogers, President and CEO of Rogers Communications Inc. “The results for the quarter also clearly reflect the substantial and very successful investment Rogers has made to bring Apple’s iPhone 3G to more than a quarter million Canadians over a very short period of time.  While the upfront cost associated with adding this many iPhone subscribers so rapidly is high, it is an investment that we expect will provide considerable returns in the form of higher revenue per customer and lower churn in subsequent periods.”

This management’s discussion and analysis (“MD&A”), which is current as of October 27, 2008, should be read in conjunction with our Third Quarter 2008 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2007 Annual MD&A and our 2007 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2007 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2007.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc.;

•	“Cable” (formerly “Cable and Telecom”), which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”); and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 53 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including Biography, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

Rogers Communications Inc.	3	Third Quarter 2008

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per share amounts)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Wireless	$1,727	$1,442	20	$4,680	$4,037	16
Cable
Cable Operations	724	657	10	2,137	1,923	11
RBS	131	140	(6)	394	431	(9)
Rogers Retail	108	104	4	300	288	4
Corporate items and eliminations	(2)	(2)	-	(7)	(7)	-
	961	899	7	2,824	2,635	7
Media	386	339	14	1,102	953	16
Corporate items and eliminations	(92)	(69)	33	(212)	(189)	12
Total	2,982	2,611	14	8,394	7,436	13

Adjusted operating profit (loss)(1)
Wireless	693	686	1	2,167	1,931	12
Cable
Cable Operations	302	256	18	873	733	19
RBS	12	7	71	45	4	n/m
Rogers Retail	4	2	100	2	(1)	n/m
	318	265	20	920	736	25
Media	43	46	(7)	96	110	(13)
Corporate items and eliminations	(29)	(13)	123	(91)	(49)	86
Adjusted operating profit(1)	1,025	984	4	3,092	2,728	13
Stock option plan amendment(2)	-	-	n/m	-	(452)	n/m
Stock-based compensation recovery (expense)(2)	62	(11)	n/m	125	(58)	n/m
Integration and restructuring expenses(3)	(2)	(5)	(60)	(10)	(21)	(52)
Adjustment for CRTC Part II fees decision(4)	-	18	n/m	(31)	18	n/m
Operating profit(1)	1,085	986	10	3,176	2,215	43
Other income and expense, net(5)	590	717	(18)	2,036	1,832	11
Net income	$495	$269	84	$1,140	$383	198
Net income per share:
Basic	$0.78	$0.42	86	$1.79	$0.60	198
Diluted	0.78	0.42	86	1.79	0.60	198
As adjusted:(1)
Net income	$465	$268	74	$1,096	$753	46
Net income per share:
Basic	$0.73	$0.42	74	$1.72	$1.18	46
Diluted	0.73	0.42	74	1.72	1.17	47
Additions to property, plant and equipment ("PP&E")(1)
Wireless	$205	$164	25	$619	$570	9
Cable
Cable Operations	187	176	6	493	464	6
RBS	11	18	(39)	25	58	(57)
Rogers Retail	5	5	-	12	12	-
	203	199	2	530	534	(1)
Media	11	27	(59)	49	45	9
Corporate	17	7	143	40	23	74
Total	$436	$397	10	$1,238	$1,172	6

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to the integration of Call-Net Enterprises Inc. (“Call-Net”) and Futureway Communications Inc. (“Futureway”), the restructuring of Rogers Business Solutions (“RBS”) and the closure of certain Rogers Retail stores.

(4)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments” for further details.
(5)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

Rogers Communications Inc.	4	Third Quarter 2008

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Unaudited Interim Consolidated Financial Statements entitled “Segmented Information”.

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Net income	$495	$269	84	$1,140	$383	198
Income tax expense	14	166	(92)	337	165	104
Other expense (income), net	(12)	10	n/m	(25)	6	n/m
Change in the fair value of derivative instruments	(20)	5	n/m	(21)	31	n/m
Loss on repayment of long-term debt	-	-	n/m	-	47	n/m
Foreign exchange loss (gain)	16	(1)	n/m	22	(53)	n/m
Debt issuance costs	16	-	n/m	16	-	n/m
Interest on long-term debt	147	140	5	418	441	(5)
Operating income	656	589	11	1,887	1,020	85
Depreciation and amortization	429	397	8	1,289	1,195	8
Operating profit	1,085	986	10	3,176	2,215	43
Stock option plan amendment	-	-	n/m	-	452	(100)
Stock-based compensation (recovery) expense	(62)	11	n/m	(125)	58	n/m
Integration and restructuring expenses	2	5	(60)	10	21	(52)
Adjustment for CRTC Part II fees decision	-	(18)	(100)	31	(18)	n/m
Adjusted operating profit	$1,025	$984	4	$3,092	$2,728	13

Net Income and Net Income Per Share

We recorded net income of $495 million and $1,140 million for the three and nine months ended September 30, 2008, respectively, or basic and diluted earnings per share of $0.78 and $1.79, respectively, compared to net income of $269 million and $383 million, or basic and diluted earnings per share of $0.42 and $0.60, in the corresponding periods in 2007.

Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the three and nine months ended September 30, 2008 and 2007 substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rates for the three and nine months ended September 30, 2008 were 2.8% and 22.8%, respectively. The effective income tax rates differed from the 2008 statutory income tax rate of 32.7% primarily due to an income tax credit of $65 million recorded in respect of the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system. The resulting income tax credit will be available to reduce future Ontario income taxes over the next five years. In addition, during the three months ended September 30, 2008, we recorded a future income tax recovery of $48 million primarily relating to a net decrease in the valuation allowance recorded in respect of realized and unrealized capital losses. The effective income tax rates

Rogers Communications Inc.	5	Third Quarter 2008

for the three and nine months ended September 30, 2007 were 38.2% and 30.1%, respectively. The effective income tax rate for the three months ended September 30, 2007 differed from the 2007 statutory income tax rate of 35.2% primarily due to a future income tax charge recorded for a reduction in our future tax assets to reflect a decrease in the estimated income tax rate that will apply on the utilization of our income tax losses. The effective income tax rate for the nine month period ended September 30, 2007 differed from the 2007 statutory income tax rate of 35.2% primarily due to the $25 million future income tax recovery recorded with respect to the Vidéotron Ltée termination payment to reverse a charge recorded by us in 2006 (see Note 7 of our 2007 Annual Audited Consolidated Financial Statements). In addition, in 2007 we recorded a future income tax recovery associated with the reclassification of contributed surplus upon the introduction of a cash settlement feature for employee stock options.

	Three months ended		Nine months ended
(In millions of dollars)	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Statutory income tax rate	32.7%	35.2%	32.7%	35.2%

Income before income taxes	$509	$435	$1,477	$548

Income tax expense at statutory income tax rate on income before income taxes	$166	$153	$483	$193
Increase (decrease) in income taxes resulting from:
Ontario harmonization credit	(65)	-	(65)	-
Stock-based compensation	-	-	-	(19)
Vidéotron Ltée termination payment	-	-	-	(25)
Change in the valuation allowance for future income taxes	(48)	-	(45)	-
Change in estimated applicable income tax rate	(21)	12	(22)	26
Other items	(18)	1	(14)	(10)

Income tax expense	$14	$166	$337	$165

Effective income tax rate	2.8%	38.2%	22.8%	30.1%

Debt Issuance Costs

We recorded debt issuance costs of $16 million during the three and nine months ended September 30, 2008, due to the fees and expenses incurred in connection with the US$1.75 billion investment grade debt offerings that were closed on August 6, 2008.

Change in Fair Value of Derivative Instruments

The changes in fair value of the derivative instruments in the three and nine months ended September 30, 2008 were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar related to the cross-currency interest rate exchange agreements hedging the US$350 million Senior Notes due 2038, that have not been designated as hedges for accounting purposes.

Foreign Exchange Loss (Gain)

During the three months ended September 30, 2008, the Canadian dollar weakened by 4.1 cents versus the U.S. dollar resulting in a foreign exchange loss of $16 million, primarily related to our U.S. dollar-denominated long-term debt that is not hedged for accounting purposes. During the nine months ended September 30, 2008, the Canadian dollar weakened by 7.2 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $22 million. During the corresponding periods of 2007, the Canadian dollar strengthened by 6.7 cents and 16.9 cents, respectively, versus the U.S. dollar. This resulted in foreign exchange gains of $1 million and $53 million, respectively, during the three and nine months ended September 30, 2007 primarily related to our U.S. dollar-denominated long-term debt that is not hedged for accounting purposes.

Rogers Communications Inc.	6	Third Quarter 2008

Interest on Long-Term Debt

The $7 million increase in interest expense for the three months ended September 30, 2008, compared to the corresponding period of the prior year, is due to the $1.1 billion net increase in long term debt at September 30, 2008 compared to September 30, 2007 including the impact of cross-currency interest rate exchange agreements, and including the August 2008 issuance of US$1.75 billion aggregate principal amount of Senior Notes, offset by the decrease in our bank credit facility.  The net increase in our long term debt was largely due to the payment of an aggregate $1.0 billion for the acquisition of spectrum licenses in the AWS spectrum auction, primarily in the latter part of the quarter.

The $23 million decrease in interest expense for the nine months ended September 30, 2008, compared to the corresponding period of the prior year, primarily reflects the reduction in the average interest rate on our long term debt for the nine months ended September 30, 2008 (7.4%) compared to September 30, 2007 (7.8%).  This reduction in the average interest rate reflects the full period impact of repayments made in 2007 of three debt issues with comparatively higher interest rates.

Operating Income

The increase in operating income in the three months ended September 30, 2008, compared to the corresponding period of the prior year, reflects the growth in revenue of $371 million exceeding the growth in operating expenses of $304 million. For the nine months ended September 30, 2008, the growth in revenue of $958 million exceeded the growth in operating expenses of $543 million, excluding a one-time charge incurred in the nine months ended September 30, 2007 of $452 million related to the introduction of a cash settlement feature for employee stock options. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, primarily reflects an increase in depreciation on PP&E expenditures.

Stock-based Compensation

On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. As a result, all outstanding stock options were classified as liabilities and are now carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is now marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

A summary of stock-based compensation (recovery) expense is as follows:

Rogers Communications Inc.	7	Third Quarter 2008

	One-time Non-cash Charge	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Upon Adoption	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	in Q2 2007	2008	2007	2008	2007

Wireless	$46	$(7)	$2	$(9)	$9
Cable	113	(17)	3	(39)	13
Media	84	(11)	3	(22)	9
Corporate	209	(27)	3	(55)	27
	$452	$(62)	$11	$(125)	$58

At September 30, 2008, we had a liability of $298 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and nine months ended September 30, 2008, $5 million and $65 million, respectively, was paid to holders of options and restricted share units upon exercise using the SAR feature.

Adjusted Operating Profit

Wireless and Cable both contributed to the increase in adjusted operating profit for the three and nine months ended September 30, 2008 compared to the three and nine months ended September 30, 2007. This increase was partially offset by a decrease in Media’s adjusted operating profit for the three and nine months ended September 30, 2008, compared to the corresponding periods in 2007. Wireless’ quarterly adjusted operating profit reflects the significant costs associated with heavy initial sales volumes of the iPhone 3G as discussed below. Refer to the individual segment discussions for details of the respective increases in adjusted operating profit.

For the three months ended September 30, 2008, adjusted operating profit increased to $1,025 million, from $984 million in the corresponding period of the prior year. Adjusted operating profit for the three months ended September 30, 2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery) expense of $(62) million and $11 million; (ii) integration and restructuring expenses of $2 million and $5 million; and (iii) an adjustment of CRTC Part II fees related to prior periods of $(18) million in the three months ended September 30, 2007. See the section entitled “Government Regulation and Regulatory Developments” for further details.

For the nine months ended September 30, 2008, adjusted operating profit increased to $3,092 million, from $2,728 million in the corresponding period of the prior year. Adjusted operating profit for the nine months ended September 30, 2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery) expense of $(125) million and $58 million; (ii) the impact of a one-time non-cash charge upon adoption of $452 million resulting from the introduction of a cash settlement feature for employee stock options in the nine months ended September 30, 2007; (iii) integration and restructuring expenses of $10 million and $21 million; and (iv) an adjustment of CRTC Part II fees related to prior periods of $31 million and $(18) million. See the section entitled “Government Regulation and Regulatory Developments” for further details.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	8	Third Quarter 2008

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Postpaid	$1,457	$1,274	14	$4,122	$3,585	15
Prepaid	78	75	4	215	203	6
One-way messaging	2	3	(33)	8	10	(20)
Network revenue	1,537	1,352	14	4,345	3,798	14
Equipment sales	190	90	111	335	239	40
Total operating revenue	1,727	1,442	20	4,680	4,037	16

Operating expenses before the undernoted
Cost of equipment sales	378	178	112	679	495	37
Sales and marketing expenses	186	181	3	477	467	2
Operating, general and administrative expenses	470	397	18	1,357	1,144	19
	1,034	756	37	2,513	2,106	19
Adjusted operating profit(1)(2)	693	686	1	2,167	1,931	12
Stock option plan amendment(3)	-	-	n/m	-	(46)	n/m
Stock-based compensation recovery (expense)(3)	7	(2)	n/m	9	(9)	n/m
Operating profit(1)	$700	$684	2	$2,176	$1,876	16

Adjusted operating profit margin as % of network revenue(1)	45.1%	50.7%		49.9%	50.8%

Additions to PP&E(1)	$205	$164	25	$619	$570	9

(1)   As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)
Adjusted operating profit includes a loss of $4 million and $11 million for the three and nine months ended September 30, 2008, respectively, and $8 million and $23 million, for the three and nine months ended September 30, 2007, respectively, related to the Inukshuk wireless broadband initiative.

(3)	See the section entitled “Stock-based Compensation”.

Rogers Communications Inc.	9	Third Quarter 2008

Summarized Wireless Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2008	2007	Chg	2008	2007	Chg

Postpaid
Gross additions(1)	396	383	13	972	991	(19)
Net additions	191	195	(4)	379	423	(44)
Adjustment to postpaid subscriber base(2)	-	-	-	-	(65)	65
Total postpaid retail subscribers	6,293	5,756	537	6,293	5,756	537
Average monthly revenue per user ("ARPU")(3)	$78.46	$75.15	$3.31	$75.46	$71.82	$3.64
Average monthly usage (minutes)	583	582	1	586	565	21
Monthly churn	1.11%	1.12%	(0.01%)	1.09%	1.14%	(0.05%)
Prepaid
Gross additions	177	179	(2)	459	479	(20)
Net additions	48	48	-	26	45	(19)
Adjustment to prepaid subscriber base(2)	-	-	-	-	(26)	26
Total prepaid retail subscribers	1,451	1,399	52	1,451	1,399	52
ARPU(3)	$18.22	$18.15	$0.07	$16.91	$16.41	$0.50
Monthly churn	3.04%	3.20%	(0.16%)	3.41%	3.52%	(0.11%)

(1)
During the third quarter of 2008, an adjustment associated with laptop wireless data card subscribers resulted in the addition of approximately 11,000 subscribers to Wireless’ postpaid subscriber base. This adjustment is included in gross additions.

(2)
During the second quarter of 2007, Wireless decommissioned its Time Division Multiple Access (“TDMA”) and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless’ postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless’ prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.

(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Network Revenue

The increase in network revenue for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid ARPU. The 4.4% year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased usage of various calling features. The year-over-year growth in the voice component of blended ARPU continued to decelerate during the quarter to approximately 1.5%, reflecting the impact of a softer economy on roaming, long-distance and out-of-bucket voice usage combined with a general increase in the level of competitive intensity.

Wireless’ success in maintaining postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

Wireless subscriber net additions in the quarter were strong in comparison to the unusually strong third quarter of 2007 during which Wireless benefited from the March 2007 implementation of number portability in Canada.

For the three and nine months ended September 30, 2008, wireless data revenue increased by approximately 38% over the corresponding periods of 2007, to $253 million and $683 million, respectively. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, smartphone devices, downloadable ring tones, music and games, and other wireless data services, partially offset by the impact of certain data services price plan changes made during the quarter. Further data pricing changes designed to drive increased consumer adoption became effective on October 1, 2008. For the three and nine months ended September 30, 2008, data revenue represented approximately 16.5% and 15.7%, respectively, of total network revenue, compared to 13.5% and 12.9% in each of the corresponding periods of 2007.

Rogers Communications Inc.	10	Third Quarter 2008

Wireless Equipment Sales

On July 11, 2008, Wireless launched the Apple iPhone 3G in Canada, under the Rogers Wireless and Fido brands. A wide variety of service plans are available for voice and data combined, with all iPhone 3G price plans requiring three year term contracts.  The iPhone 3G handsets are currently priced at $199 and $299 for the 8GB and 16GB models, respectively, which reflects significant handset subsidies that Wireless incurs for each unit sold.

During the quarter, Wireless generated strong activations of approximately 255,000 iPhone 3G devices. Approximately one-third of these sales were to subscribers new to Wireless with two-thirds being to existing Rogers Wireless subscribers who upgraded to the iPhone and committed to new three year term contracts.  The vast majority of iPhone subscribers have attached both voice and monthly data packages and are generating monthly ARPU substantially above the monthly ARPU generated from Wireless’ overall subscriber base. The high upfront cost associated with adding iPhone subscribers so rapidly is an investment made to obtain customers with significantly higher than average ARPU for multi year terms which we expect will have the effect in subsequent periods of being accretive to overall ARPU while reducing overall churn.

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the large volume of iPhones sold in the third quarter of 2008.

Wireless Operating Expenses

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except per subscriber statistics)	2008	2007	% Chg	2008	2007	% Chg

Operating expenses
Cost of equipment sales	$378	$178	112	$679	$495	37
Sales and marketing expenses	186	181	3	477	467	2
Operating, general and administrative expenses	470	397	18	1,357	1,144	19
Operating expenses before the undernoted	1,034	756	37	2,513	2,106	19
Stock option plan amendment(1)	-	-	n/m	-	46	n/m
Stock-based compensation (recovery) expense(1)	(7)	2	n/m	(9)	9	n/m
Total operating expenses	$1,027	$758	35	$2,504	$2,161	16

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$24.91	$20.74	20	$22.61	$20.39	11

Sales and marketing costs per gross subscriber addition(2)	$464	$392	19	$440	$388	13

(1)	See the section entitled “Stock-based Compensation”.
(2)
As defined. See the section entitled “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section. Average monthly operating expense per subscriber includes retention costs and excludes sales and marketing expenses and stock-based compensation (recovery) expense.

Rogers Communications Inc.	11	Third Quarter 2008

As a result of the significant number of iPhone activations, certain Wireless metrics for the third quarter of 2008, including cost of equipment sales, retention costs, cost of acquisition per subscriber and operating expense per subscriber, increased measurably which had a dilutive impact on Wireless’ operating profit growth. However, the large majority of iPhone 3G subscribers subscribe to both voice and data service plans, which has, to date, resulted in a significantly higher than average postpaid ARPU from these customers. Consequently, Wireless' ARPU levels are expected to be positively impacted over the term of the iPhone 3G subscribers’ three year contracts. See the sections entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and “2008 Guidance” below.

Cost of equipment sales increased for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year. This is primarily the result of the large volume of iPhone sales.

The year-over-year increases in operating, general and administrative expenses, excluding retention spending discussed below, in the three and nine months ended September 30, 2008, compared to the corresponding periods of 2007, were partially driven by growth in the Wireless subscriber base. In addition, there were higher costs to support increased usage of wireless data and roaming services, as well as increases in customer care, credit and collection, and information technology costs as a result of the complexity of supporting more sophisticated devices and services. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $170 million and $359 million, respectively, in the three and nine months ended September 30, 2008, compared to $102 million and $293 million, respectively, in the corresponding periods of the prior year. As a direct result of the iPhone launch, Wireless had a higher than normal rate of upgrade activity by existing subscribers during the quarter.  Approximately two-thirds of the 255,000 iPhone device activations in the third quarter of 2008 were hardware and service plan upgrades by existing subscribers which drove the largest portion of increase in retention, with growth in the subscriber base, in general, increasing retention spending compared to prior periods.

Wireless estimates that the incremental hardware subsidy and data plan commission costs associated with the significant iPhone 3G volumes during the quarter drove approximately $95 million of incremental expenses versus what the same volume of devices would have been with the device sales mix which existed prior to the introduction of the iPhone.

Wireless Adjusted Operating Profit

The relatively flat year-over-year adjusted operating profit reflects primarily the significant increase in cost of equipment sales from the handset subsidies related to iPhone 3G volumes, partially offset by the increase in network revenue. Primarily as a result of the investment in a significant number of high ARPU, but high subsidy iPhone activations, Wireless’ adjusted operating profit margin on network revenue (which excludes equipment sales revenue) decreased to 45.1% and 49.9%, respectively, for the three and nine months ended September 30, 2008, compared to 50.7% and 50.8% in the corresponding periods of 2007, respectively.

Rogers Communications Inc.	12	Third Quarter 2008

Spectrum Auction Conclusion

Wireless participated in the AWS spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008. Wireless acquired 20 MHz of spectrum across all 13 provinces/territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/pop. Final payment was submitted on September 3, 2008. Once Industry Canada has reviewed and approved the required documentation pertaining to Canadian ownership and other matters, the licences will be granted.

Wireless Additions to Property, Plant and Equipment

Wireless additions to PP&E are classified into the following categories:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Additions to PP&E
HSPA ("High-Speed Packet Access")	$57	$36	58	$239	$259	(8)
Network - capacity	53	48	10	146	131	11
Network - other	64	34	88	152	75	103
Information and technology and other	30	42	(29)	80	93	(14)
Inukshuk	1	4	(75)	2	12	(83)
Total additions to PP&E	$205	$164	25	$619	$570	9

Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to various markets across Canada and the upgrade to faster network throughput speeds. Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms. Information and technology and other initiatives include billing and back office system upgrades, and other facilities and equipment spending.

Rogers Communications Inc.	13	Third Quarter 2008

CABLE

Summarized Cable Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2008(1)	2007(2)	% Chg	2008(1)	2007(2)	% Chg

Operating revenue
Cable Operations(3)	$724	$657	10	$2,137	$1,923	11
RBS	131	140	(6)	394	431	(9)
Rogers Retail	108	104	4	300	288	4
Intercompany eliminations	(2)	(2)	-	(7)	(7)	-
Total operating revenue	961	899	7	2,824	2,635	7

Operating profit (loss) before the undernoted
Cable Operations(3)	302	256	18	873	733	19
RBS	12	7	71	45	4	n/m
Rogers Retail	4	2	100	2	(1)	n/m
Adjusted operating profit(4)	318	265	20	920	736	25
Stock option plan amendment(5)	-	-	n/m	-	(113)	(100)
Stock-based compensation recovery (expense)(5)	17	(3)	n/m	39	(13)	n/m
Integration and restructuring expenses(6)	(2)	(5)	(60)	(10)	(21)	(52)
Adjustment for CRTC Part II fees decision(7)	-	15	(100)	(25)	15	n/m
Operating profit(4)	$333	$272	22	$924	$604	53

Adjusted operating profit (loss) margin(4)
Cable Operations(3)	41.7%	39.0%		40.9%	38.1%
RBS	9.2%	5.0%		11.4%	0.9%
Rogers Retail	3.7%	1.9%		0.7%	(0.3%)

Additions to PP&E(4)
Cable Operations(3)	$187	$176	6	$493	$464	6
RBS	11	18	(39)	25	58	(57)
Rogers Retail	5	5	-	12	12	-
Total additions to PP&E	$203	$199	2	$530	$534	(1)
(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	The operating results of Futureway are included in Cable’s results of operations from the date of acquisition on June 22, 2007.
(3)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(4)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(5)	See the section entitled “Stock-based Compensation”.
(6)	Costs incurred relate to the integration of Call-Net and Futureway, the restructuring of RBS and the closure of certain Rogers Retail stores.
(7)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments” for further details.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	14	Third Quarter 2008

CABLE OPERATIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

Operating revenue
Core Cable	$419	$386	9	$1,239	$1,143	8
Internet	176	153	15	513	448	15
Rogers Home Phone	129	118	9	385	332	16
Total Cable Operations operating revenue	724	657	10	2,137	1,923	11

Operating expenses before the undernoted
Sales and marketing expenses	62	66	(6)	190	188	1
Operating, general and administrative expenses	360	335	7	1,074	1,002	7
	422	401	5	1,264	1,190	6
Adjusted operating profit(1)	302	256	18	873	733	19
Stock option plan amendment(2)	-	-	n/m	-	(106)	(100)
Stock-based compensation recovery (expense)(2)	16	(1)	n/m	37	(11)	n/m
Integration and restructuring expenses(3)	(1)	(4)	n/m	(2)	(9)	n/m
Adjustment for CRTC Part II fees decision(4)	-	15	n/m	(25)	15	n/m
Operating profit(1)	$317	$266	19	$883	$622	42

Adjusted operating profit margin(1)	41.7%	39.0%		40.9%	38.1%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net and Futureway.
(4)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments” for further details.

Rogers Communications Inc.	15	Third Quarter 2008

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands, except ARPU)	2008	2007(1)	Chg	2008	2007(1)	Chg

Cable homes passed(2)				3,530	3,543	(13)

Basic Cable
Net additions (losses)(3)	18	9	9	5	(2)	7
Total Basic Cable subscribers(4)	2,316	2,275	41	2,316	2,275	41
Core Cable ARPU(5)	$60.85	$56.69	$4.16	$60.03	$55.86	$4.17

High-speed Internet
Net additions	29	55	(26)	83	118	(35)
Total Internet subscribers (residential)(4)(6)(7)	1,563	1,419	144	1,563	1,419	144
Internet ARPU(5)	$38.37	$36.71	$1.66	$37.59	$36.46	$1.13

Digital Cable
Terminals, net additions	110	83	27	267	264	3
Total terminals in service(4)	2,146	1,761	385	2,146	1,761	385
Households, net additions	58	55	3	130	158	(28)
Total households(4)	1,489	1,292	197	1,489	1,292	197

Cable telephony subscriber lines
Net additions and migrations(8)	55	81	(26)	142	225	(83)
Total Cable telephony subscriber lines(4)	800	591	209	800	591	209

Circuit-switched subscriber lines
Net losses and migrations(8)	(44)	(7)	(37)	(80)	(33)	(47)
Total circuit-switched subscriber lines(7)	255	338	(83)	255	338	(83)
Revenue Generating Units ("RGUs")(9)
Net additions	116	193	(77)	280	466	(186)
Total RGUs	6,423	5,915	508	6,423	5,915	508

(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)	During the three months ended September 30, 2008, a change in subscriber reporting resulted in a decrease to cable homes passed of approximately 140,000.
(3)
During the three months ended September 30, 2008, a reclassification of certain subscribers had the impact of increasing basic cable net additions by approximately 16,000. In addition, basic cable net subscriber additions for the nine months ended September 30, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

(4)
Included in total subscribers at September 30, 2008 are approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital cable households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, acquired from Aurora Cable on June 12, 2008. These subscribers are not included in net additions for the three or nine months ended September 30, 2008.

(5)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(6)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the nine months ended September 30, 2008.

(7)
Included in total subscribers at September 30, 2007 are approximately 3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony subscriber lines, representing 24,000 RGUs, acquired from Futureway. These subscribers are not included in net additions for the three and nine months ended September 30, 2007.

(8)
Includes approximately 23,000 and 39,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2008, respectively, and includes approximately 8,000 and 39,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2007, respectively.

(9)	RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers Home Phone subscribers.

Rogers Communications Inc.	16	Third Quarter 2008

Core Cable Revenue

Within Cable Operations, the increase in Core Cable revenue for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, reflects the growing penetration of our digital cable product offerings, including increased HDTV adoption, combined with the year-over-year increase in the number of analog cable customers. In addition, the impact of certain price changes introduced in March 2008 and in March 2007 contributed to the growth in revenue of both our digital and basic cable services.

Basic cable net subscriber additions for the three months ended September 30, 2008 reflect an adjustment of approximately 16,000 subscribers resulting from a reclassification of certain subscribers and also the positive seasonal impact of colleges and universities reconvening following the summer break. Net basic cable subscriber additions, for the nine months ended September 30, 2008, include the negative impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

The digital cable subscriber base grew by 15% from September 30, 2007 to September 30, 2008. Digital penetration now represents approximately 64% of basic cable households. Increased demand for HDTV and personal video recorder (“PVR”) digital set-top box equipment and pay-per-use purchases, combined with multi-product marketing campaigns, which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 58,000 and 130,000 households, respectively, in the three and nine months ended September 30, 2008. HDTV subscribers at Cable were up 61% from September 30, 2007 to September 30, 2008, from 311,000 to 500,000.

Internet (Residential) Revenue

The year-over-year increases in Internet revenues for the three and nine months ended September 30, 2008, primarily reflect the 10% increase in the size of the Internet subscriber base combined with certain Internet services price increases made during the previous twelve months. The average monthly revenue per Internet subscriber has increased in the quarter compared to the corresponding period in 2007 due to various pricing adjustments over the prior year.

With the high-speed Internet base now at approximately 1.6 million, Internet penetration is approximately 44% of the homes passed by our cable networks.

An overall economic slowdown in Ontario has resulted in lower net additions of most of our cable products compared to the previous year, and has most impacted sales of our Internet products. The lower high-speed Internet net additions also reflect the growing penetration of broadband in Canada.

Rogers Home Phone Revenue

The revenue growth of Rogers Home Phone for the three and nine months ended September 30, 2008, reflects the year-over-year growth in the customer base. Cable continues to focus principally on growing its on-net cable telephony subscriber base, and as part of this on-net focus, began to significantly de-emphasize circuit-switched sales earlier this year and intensified its efforts to convert circuit-switched subscribers that are within the cable territory onto its cable telephony platform. Of the 55,000 net subscriber additions to cable telephony during the quarter, approximately 23,000 were migrations of subscribers from our circuit-switched to our cable telephony platform. The lower net addition of cable telephony service lines versus the previous year reflects the impact of a slowing Ontario economy and sagging consumer confidence combined with increased win-back activities by incumbent telecom providers. The cable telephony subscriber base grew 35% from September 30, 2007 to September 30, 2008.  At September 30, 2008, cable telephony subscribers represented 35% of basic cable subscribers and 24% of the homes passed in which cable telephony is available.

Rogers Communications Inc.	17	Third Quarter 2008

The greater number of circuit-switched net line losses during 2008 compared to the corresponding periods of 2007 reflect Cable’s migrations of subscribers within the cable areas from the circuit-switched platform onto the cable telephony platform, combined with a significant de-emphasis since early 2008 on the sales and marketing of the lower margin circuit-switched telephony product in markets outside of the cable footprint.  Because of the strategic decision to deemphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers shrinks over time.

Cable Operations Operating Expenses

The increase in Cable’s operating expenses for the three and nine months ended September 30, 2008 compared to the corresponding periods of 2007 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, network operations, information technology and credit and collections. In addition, $5 million of CRTC Part II fees, for the three months ended September 30, 2008, are included in operating, general and administrative expenses, which are not included in operating, general and administrative expenses in the corresponding period of 2007. See the section entitled “Government Regulation and Regulatory Developments”. Partially offsetting these increases was a reduction in certain costs associated with Cable’s Internet product resulting from a renegotiated agreement with Yahoo! which became effective January 1, 2008, and a year-over-year reduction in selling expenditures resulting from lower volumes of RGU net additions than in the corresponding periods of the prior year.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, partially offset by the changes in Cable’s operating expenses. As a result, Cable Operations adjusted operating profit margins increased to 41.7% and 40.9%, respectively, for the three and nine months ended September 30, 2008, compared to 39.0% and 38.1% in the respective corresponding periods in 2007.

Cable Operations’ base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately 255,000 customers which have not been migrated to our cable network telephony platform with Cable Operations' telephony business, has a dilutive impact on operating profit margins.

Rogers Communications Inc.	18	Third Quarter 2008

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2008	2007	% Chg	2008	2007	% Chg

RBS operating revenue	$131	$140	(6)	$394	$431	(9)

Operating expenses before the undernoted
Sales and marketing expenses	6	17	(65)	19	57	(67)
Operating, general and administrative expenses	113	116	(3)	330	370	(11)
	119	133	(11)	349	427	(18)
Adjusted operating profit(1)	12	7	71	45	4	n/m
Stock option plan amendment(2)	-	-	n/m	-	(2)	(100)
Stock-based compensation recovery (expense)(2)	-	(1)	(100)	1	(1)	n/m
Integration and restructuring expenses(3)	(1)	(1)	-	(4)	(12)	(67)
Operating profit (loss)(1)	$11	$5	120	$42	$(11)	n/m

Adjusted operating profit margin(1)	9.2%	5.0%		11.4%	0.9%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net and the restructuring of Rogers Business Solutions.

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands)	2008	2007	Chg	2008	2007	Chg

Local line equivalents(1)
Net additions (losses)	(8)	3	(11)	(30)	13	(43)
Total local line equivalents(2)				207	231	(24)

Broadband data circuits(3)
Net additions	4	1	3	2	3	(1)
Total broadband data circuits(2)(4)				34	34	-

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)
Included in total subscribers at September 30, 2007 are approximately 14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway. These subscribers are not included in net additions for the three and nine months ended September 30, 2007.

(3)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(4)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the nine months ended September 30, 2008.

RBS Revenue

The decrease in RBS revenues reflects a decline in lower margin resale and long-distance businesses, with a shift in focus to increasing the strength of profitable relationships and leveraging revenue opportunities over Cable’s existing network. RBS continues to focus on retaining its existing medium-enterprise and carrier customer base, but late in 2007 it suspended most sales and marketing initiatives related to acquiring new medium and large business customers other than purely on-net opportunities within Cable’s footprint. RBS continues to focus on managing the profitability of its existing customer base and evaluates profitable opportunities within the medium and large enterprise and carrier segments, while core operations focuses on continuing to grow Rogers’ penetration of telephony and Internet services into the small business and office home office markets within Cable’s territory. For the three and nine months ended September 30, 2008, RBS long-distance revenue declined $2 million and $28 million, respectively, and data revenue declined $5 million and $9 million, respectively.

Rogers Communications Inc.	19	Third Quarter 2008

RBS Operating Expenses

Carrier charges, included in operating, general and administrative expenses, decreased by $19 million for the nine months ended September 30, 2008, compared to the corresponding period of 2007, due to the decrease in revenue and focus on on-net services. Carrier charges still represented approximately 56% of revenue in the nine months ended September 30, 2008, essentially unchanged from the corresponding period of 2007.

The decreases in other operating, general and administrative expenses for the three and nine months ended September 30, 2008, $17 million and $57 million, respectively, are primarily related to lower sales, marketing, technical service and information technology costs compared to the corresponding periods of the prior year. The reduction in sales and marketing expenses for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, reflects streamlining initiatives associated with the refocusing of RBS’ business as discussed above.

RBS Adjusted Operating Profit

The changes described above resulted in RBS adjusted operating profit of $12 million and $45 million for the three and nine months ended September 30, 2008, respectively, compared to an adjusted operating profit of $7 million and $4 million, respectively, in the corresponding periods of 2007.

ROGERS RETAIL

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Rogers Retail operating revenue	$108	$104	4	$300	$288	4

Operating expenses	104	102	2	298	289	3
Adjusted operating profit (loss)(1)	4	2	100	2	(1)	n/m
Stock option plan amendment(2)	-	-	n/m	-	(5)	(100)
Stock-based compensation recovery (expense)(2)	1	(1)	n/m	1	(1)	n/m
Integration and restructuring expenses(3)	-	-	n/m	(4)	-	n/m
Operating profit (loss)(1)	$5	$1	n/m	$(1)	$(7)	(86)

Adjusted operating profit (loss) margin(1)	3.7%	1.9%		0.7%	(0.3%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs related to the closure of certain Rogers Retail stores.

Rogers Communications Inc.	20	Third Quarter 2008

Rogers Retail Revenue

The increases in Rogers Retail revenue for the three and nine months ended September 30, 2008, compared to the corresponding periods of 2007, was the result of increased sales of wireless products and services, partially offset by the continued decline in video rentals.

Rogers Retail Adjusted Operating Profit

Adjusted operating profit at Rogers Retail was relatively unchanged for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, and reflects the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Additions to PP&E
Customer premises equipment	$72	$78	(8)	$171	$213	(20)
Scalable infrastructure	58	37	57	168	95	77
Line extensions	10	14	(29)	31	42	(26)
Upgrades and rebuild	8	10	(20)	16	29	(45)
Support capital	39	37	5	107	85	26
Total Cable Operations	187	176	6	493	464	6
RBS	11	18	(39)	25	58	(57)
Rogers Retail	5	5	-	12	12	-
	$203	$199	2	$530	$534	(1)

The increase in Cable Operations PP&E additions for the three months ended September 30, 2008, is primarily attributable to a larger subscriber base, increased demand for data products and the deployment of new technologies. This resulted in increased spending on scalable infrastructure related to, amongst other things, network capacity and investment in switched-digital technology, as well as increased support capital. Spending on CPE has decreased in the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year resulting from lower additions of RGUs compared to the corresponding periods of the prior year.

Rogers Communications Inc.	21	Third Quarter 2008

The reduction in RBS PP&E additions for the three and nine months ended September 30, 2008, compared to the corresponding periods of the prior year, reflects the refocusing of RBS’s business as discussed above.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

Summarized Media Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2008(1)(2)	2007	% Chg	2008(1)(2)	2007	% Chg

Operating revenue	$386	$339	14	$1,102	$953	16

Operating expenses before the undernoted	343	293	17	1,006	843	19
Adjusted operating profit(3)	43	46	(7)	96	110	(13)
Stock option plan amendment(4)	-	-	n/m	-	(84)	(100)
Stock-based compensation recovery (expense)(4)	11	(3)	n/m	22	(9)	n/m
Adjustment for CRTC Part II fees decision(5)	-	3	(100)	(6)	3	n/m
Operating profit(3)	$54	$46	17	$112	$20	n/m

Adjusted operating profit margin(3)	11.1%	13.6%		8.7%	11.5%

Additions to property, plant and equipment(3)	$11	$27	(59)	$49	$45	9

(1)	The operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.
(2)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments” for further details.

Media Revenue

The increase in Media revenue for the three and nine months ended September 30, 2008, over the corresponding periods in 2007, primarily reflects the acquisition of Citytv. This acquisition closed on October 31, 2007 and contributed $32 million and $112 million to revenue in the three and nine months ended September 30, 2008, respectively, or approximately 68% and 75%, respectively, of the revenue increases.

Overall, general softness in the Canadian economy and the Ontario economy, specifically, has negatively impacted Media’s advertising sales. Organic revenue growth at Media’s Sportsnet and Sports Entertainment divisions compared to the three months ended September 30, 2007 was partially offset by lower sales at The Shopping Channel and softer advertising revenue, while revenue levels for the quarter at the Publishing and Radio divisions were relatively unchanged from the prior year.

Rogers Communications Inc.	22	Third Quarter 2008

Media Operating Expenses

The increase in Media operating expenses for the three and nine months ended September 30, 2008, compared to the corresponding periods in 2007, primarily reflects the addition of $35 million and $111 million, respectively, of Citytv operating costs and the charge for terminating the concession agreement at Rogers Centre during the first quarter of 2008. In addition, $1 million of CRTC Part II fees, for the three months ended September 30, 2008, are included in operating, general and administrative expenses, which are not included in operating, general and administrative expenses in the corresponding period of 2007. See the section entitled “Government Regulations and Regulatory Developments”. These increases were partially offset by cost savings across various functions.

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the nine months ended September 30, 2008, compared to the corresponding period of 2007, primarily reflects the aforementioned concession agreement termination fee, the inclusion of CRTC Part II fees, programming cost increases at Sportsnet, and advertising revenue softness. Excluding the revenue and operating profit of Citytv, Media’s adjusted operating profit for the three and nine months ended September 30, 2008 would have been $46 million and $95 million, respectively, or adjusted operating profit margins of 13% and 10%, respectively.

Media Additions to PP&E

The majority of Media’s PP&E additions in the three and nine months ended September 30, 2008, reflect building improvements and studio construction related to the relocation of Rogers Sportsnet facilities, the construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, and the acquisition of certain assets as part of the termination of the concession services agreement at Rogers Centre.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

Three Months Ended September 30, 2008

For the three months ended September 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $897 million from $875 million in the corresponding period of 2007. The $22 million increase is primarily the result of a $41 million increase in adjusted operating profit, offset by a $7 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2008, cash generated from operations was $890 million, compared to $982 million in the corresponding period of 2007. The cash generated from operations of $890 million, together with the receipt of $1,794 million aggregate gross proceeds from the issuance of US$1.75 billion of public debt, resulted in total net funds of approximately $2,684 million generated or raised in the three months ended September 30, 2008.

Rogers Communications Inc.	23	Third Quarter 2008

Net funds used during the three months ended September 30, 2008 totalled approximately $2,676 million, the details of which include the following:

•	additions to PP&E of $489 million, including $53 million of related changes in non-cash working capital;

•	payment of the spectrum auction purchase price and associated costs aggregating $1,008 million;

•	net repayments under our bank credit facility aggregating $475 million;

•	the payment of quarterly dividends of $160 million on our Class A Voting and Class B Non-Voting shares;

•	the payment of $375 million on the termination and re-couponing of three existing swaps aggregating US$575 million notional principal amount;

•	the purchase for cancellation of 3,077,400 Class B Non-Voting shares for an aggregate purchase price of $96.8 million;

•	additions to program rights of $17 million; and

•	acquisitions and other net investments aggregating $55 million, including $39 million to acquire the two-thirds of OLN not previously owned.

Taking into account the cash deficiency of $45 million at the beginning of the period and the fund uses described above, the cash deficiency at September 30, 2008 was $37 million.

Nine Months Ended September 30, 2008

For the nine months ended September 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $2,718 million from $2,344 million in the corresponding period of 2007. The $374 million increase is primarily the result of a $364 million increase in adjusted operating profit and a $23 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the nine months ended September 30, 2008, cash generated from operations was $2,467 million, compared to $1,986 million in the corresponding period of 2007. The cash generated from operations of $2,467 million together with the receipt of $1,794 million aggregate gross proceeds from the issuance of US$1.75 billion of public debt, and $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options resulted in total net funds of approximately $4,263 million generated or raised in the nine months ended September 30, 2008.

Net funds used during the nine months ended September 30, 2008 totalled approximately $4,239 million, the details of which include the following:

•	additions to PP&E of $1,345 million, including $107 million of related changes in non-cash working capital;

Rogers Communications Inc.	24	Third Quarter 2008

•	payment of the spectrum auction purchase price and associated costs aggregating $1,008 million;

•	net repayments under our bank credit facility aggregating $675 million;

•	the payment of quarterly dividends of $400 million on our Class A Voting and Class B Non-Voting shares;

•	the payment of $375 million on the termination and re-couponing of three existing swaps aggregating US$575 million notional principal amount;

•	the purchase for cancellation of 4,077,400 Class B Non-Voting shares for an aggregate purchase price of $136.7 million;

•	additions to program rights of $95 million; and

•	acquisitions and other net investments aggregating $204 million, including the acquisition of Aurora Cable, the two-thirds of OLN not previously owned, channel m and CIKZ-FM Kitchener.

Taking into account the cash deficiency of $61 million at the beginning of the period and the fund uses described above, the cash deficiency at September 30, 2008 was $37 million.

Financing

Our long-term debt instruments are described in Note 15 to the 2007 Annual Audited Consolidated Financial Statements and Note 7 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2008.

Three Months Ended September 30, 2008

As mentioned above, during the three months ended September 30, 2008, an aggregate $475 million net repayment was made under our bank credit facility.  As of September 30, 2008, we had an aggregate $565 million of bank debt drawn under our $2.4 billion bank credit facility that matures in July 2013, leaving approximately $1.8 billion available to be drawn. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May, 2011.

On August 6, 2008 RCI issued US$1.75 billion aggregate principal amount of public debt securities, comprised of US$1.4 billion of 6.80% Senior Notes due 2018 (the “2018 Notes”) and US$350 million of 7.50% Senior Notes due 2038 (the “2038 Notes”). The 2018 Notes were issued at a discount of 99.854% to yield 6.82% and the 2038 Notes were priced at a discount of 99.653% to yield 7.529%. RCI received aggregate net proceeds of US$1,735 million (Cdn$1,778 million) from the issuance of the 2018 Notes and the 2038 Notes after deducting the respective issue discounts and underwriting commissions. The 2018 Notes and the 2038 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable Communications Inc. and rank pari passu with all of RCI’s other senior unsecured and unsubordinated notes and debentures and bank credit facility.

Rogers Communications Inc.	25	Third Quarter 2008

Effective August 6, 2008, RCI entered into an aggregate US$1.75 billion notional principal amount of cross-currency interest rate exchange agreements (“swaps”). An aggregate US$1.4 billion notional principal amount of these swaps hedge the principal and interest obligations for the 2018 Notes through to maturity in 2018 while the remaining US$350 million aggregate notional principal amount of swaps hedge the principal and interest on the 2038 Notes for ten years to August 2018.  These swaps have the effect of: (a) converting the US$1.4 billion aggregate principal amount of 2018 Notes from a fixed coupon rate of 6.80% into Cdn$1,435 million at a weighted average fixed interest rate of 6.80%; and (b) converting the US$350 million aggregate principal amount of 2038 Notes from a fixed coupon rate of 7.50% into Cdn$359 million at a weighted average fixed interest rate of 7.53%.  The swaps hedging the 2018 Notes have been designated as hedges against the designated U.S. dollar-denominated debt for accounting purposes, while the swaps hedging the 2038 Notes have not been designated as hedges for accounting purposes.

Also effective on August 6, 2008, RCI re-couponed three of our existing swaps by terminating the original swaps aggregating US$575 million notional principal amount and, at the same time, entering into three new swaps aggregating US$575 million notional principal amount at then-current market rates.  In each case, only the foreign exchange rate and the Canadian dollar fixed interest rate were changed and all other terms for the new swaps are identical to the respective terminated swaps they are replacing.  The termination of the three original swaps resulted in RCI paying US$360 million (Cdn$375 million) for the aggregate out-of-the-money fair value for the terminated swaps on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date.  The three new swaps have the effect of converting US$575 million aggregate notional principal amount of US dollar denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn$589 million ($1.025 exchange rate) at a weighted average Canadian dollar fixed interest rate of 6.88%.  In comparison, the original swaps had the effect of converting US$575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn$815 million ($1.4177 exchange rate) at a weighted average Canadian dollar fixed interest rate of 7.89%.  Each of the three new swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

Nine months Ended September 30, 2008

During the nine months ended September 30, 2008, an aggregate $675 million net repayment was made under our bank credit facility.  As of September 30, 2008, we had an aggregate $565 million of bank debt drawn under our $2.4 billion bank credit facility that matures in July 2013, leaving approximately $1.8 billion available to be drawn. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May, 2011.

Normal Course Issuer Bid

In January 2008, RCI filed a normal course issuer bid (“NCIB”) which authorizes us to repurchase up to the lesser of 15,000,000 of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. On May 21, 2008, RCI repurchased for cancellation 1,000,000 of its Class B Non-Voting shares pursuant to a private agreement between RCI and an arm’s-length third party seller for an aggregate purchase price of $39.9 million and, on August 1, 2008, RCI repurchased for cancellation 3,000,000 of its Class B Non-Voting shares pursuant to a private agreement between RCI and an arm’s-length third party seller for an aggregate purchase price of $93.9 million. Each of these purchases was made under an issuer bid exemption order issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB.  In addition, in August and September 2008, RCI purchased an aggregate 77,400 of our Class B Non-Voting shares directly under the NCIB for an aggregate purchase price of $2.9 million.

Rogers Communications Inc.	26	Third Quarter 2008

Wireless Spectrum Auction Letters of Credit and Payment for Auctioned Spectrum

In order to participate in the auction of wireless spectrum licences which commenced May 27, 2008, we arranged for the issuance of standby letters of credit aggregating $534 million pursuant to the terms and conditions of the auction. These letters of credit were cancelled on September 3, 2008 upon payment in full for the spectrum licences in the recent auction. See the section entitled “Spectrum Auction Conclusion” in the Wireless segment review for further discussion.

Additional Revolving Credit Facility

In order to ensure that we had sufficient liquidity after taking into account the payment for the wireless spectrum auction, in July 2008, RCI entered into a credit agreement with Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date. No funds were drawn under this credit facility and RCI terminated the credit facility in August 2008 subsequent to the closing of our US$1.75 billion public debt issue.

Credit Ratings Upgrades

In June 2008, Fitch Ratings upgraded each of the following: the issuer default rating for RCI to BBB (from BBB-); the rating for RCI’s senior unsecured debt to BBB (from BBB-); and the rating for RCI’s senior subordinated debt to BBB- (from BB+).  All of these ratings have a stable outlook (from positive prior to this upgrade).  In July 2008 Fitch assigned its BBB rating to each of the 2018 Notes and the 2038 Notes.

In June 2008, Moody’s Investors Service revised RCI’s ratings outlook to positive (from stable) while affirming its Baa3 rating on RCI’s senior unsecured debt and Ba1 on RCI’s senior subordinated debt.  In July 2008 Moody’s assigned its Baa3 rating to each of the 2018 Notes and the 2038 Notes and affirmed each of the ratings and positive outlook noted above.

In June 2008, Standard & Poor’s Ratings Services revised RCI’s ratings outlook to positive (from stable) while affirming its BBB- corporate credit rating, BBB- rating on RCI’s senior unsecured debt and BB+ on RCI’s senior subordinated debt.  In July 2008 Standard & Poor’s assigned its BBB- rating to each of the 2018 Notes and the 2038 Notes and affirmed each of the ratings noted above.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

Rogers Communications Inc.	27	Third Quarter 2008

As discussed above, effective August 6, 2008 RCI entered into an aggregate US$1.75 billion notional principal amount of swaps. An aggregate US$1.4 billion notional principal amount of these swaps hedge the principal and interest obligations for the 2018 Notes through to maturity in 2018 while the remaining US$350 million aggregate notional principal amount of swaps hedge the principal and interest on the 2038 Notes for ten years to August 2018.  The swaps hedging the 2018 Notes have been designated as hedges against the designated U.S. dollar-denominated debt for accounting purposes, while the swaps hedging the 2038 Notes have not been designated as hedges for accounting purposes.

Also effective on August 6, 2008 and as discussed above, RCI re-couponed three of our existing swaps by terminating the original swaps aggregating US$575 million notional principal amount and, at the same time, entering into three new swaps aggregating US$575 million notional principal amount at then-current market rates.  In each case, only the foreign exchange rate and the Cdn$ fixed interest rate were changed and all other terms for the new swaps are identical to the respective terminated swaps they are replacing.  The termination of the three original swaps resulted in us paying US$360 million (Cdn$375 million) for the aggregate out-of-the-money fair value for the terminated swaps on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date.  Each of the three new swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

As a result of the activity described above, on September 30, 2008, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 94% of our U.S. dollar-denominated debt was hedged on an accounting basis.  That is, as stated above, the US$350 million aggregate notional principal amount of swaps hedging the 2038 Notes do not qualify as hedges for accounting purposes.

Rogers Communications Inc.	28	Third Quarter 2008

Consolidated Hedged Position

(In millions of dollars, except percentages)	September 30, 2008			December 31, 2007

U.S. dollar-denominated long-term debt	US $	5,940		US $	4,190

Hedged with cross-currency interest rate exchange agreements	US $	5,940		US $	4,190

Hedged exchange rate	Cdn $	1.2031		Cdn $	1.3313

Percent hedged		100.0	%(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	8,348		Cdn $	7,454
Total long-term debt at fixed rates	Cdn $	7,783		Cdn $	6,214
Percent of long-term debt fixed		93.2%			83.4%

Weighted average interest rate on long-term debt		7.42%			7.53%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on September 30, 2008, RCI accounted for 94% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 94% of RCI’s consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Composition of Fair Value Liability for Derivative Instruments

(In millions of dollars)	September 30, 2008	December 31, 2007

Foreign exchange related	$953	$1,719
Interest related	75	85
Total carrying value	$1,028	$1,804

The reduction in the fair value liability for derivative instruments as at September 30, 2008 versus December 31, 2007 is a result of the following: (i) the August 2008 re-couponing of three swaps aggregating US$575 million described above; and, (ii) the weakening of the Canadian dollar relative to the U.S dollar at September 30, 2008 versus December 31, 2007.

Maturity of Swaps

Two of our swaps mature on December 15, 2008 and, as a result, we will receive US$400 million and pay $475 million on the settlement at maturity. Subsequent to quarter-end, in October 2008, we entered into forward foreign exchange contracts, which will also settle on December 15, 2008, to sell the US$400 million in exchange for $476 million. As a result of the maturity of the swaps, our US$400 million 8.00% Senior Subordinated Notes due 2012 will no longer be hedged subsequent to December 15, 2008.

Outstanding Share Data

Set out below is our outstanding share data as at September 30, 2008. For additional information, refer to Note 19 to our 2007 Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2008.

Rogers Communications Inc.	29	Third Quarter 2008

September 30, 2008
Common Shares(1)

Class A Voting	112,462,014
Class B Non-Voting	523,202,909

Options to purchase Class B Non-Voting shares

Outstanding options	15,944,896
Outstanding options exercisable	11,074,529

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On November 1, 2007, we declared a quarterly dividend of $0.125 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on January 2, 2008 to shareholders of record on December 12, 2007.

On January 7, 2008, our Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend. The new annual dividend of $1.00 per share is paid in quarterly amounts of $0.25 per each outstanding Class A Voting and Class B Non-Voting share.  Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.

On February 21, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling $160 million was paid on April 1, 2008 to shareholders of record on March 6, 2008.

On April 29, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling $160 million was paid on July 2, 2008 to shareholders of record on May 13, 2008.

On August 19, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling $158 million was paid on October 1, 2008 to shareholders of record on September 3, 2008.

Rogers Communications Inc.	30	Third Quarter 2008

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2007 Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2007 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2007, except as follows:

•	We entered into an agreement with a supplier to purchase handsets in the amount of approximately $150 million. This commitment has been fulfilled at September 30, 2008;
•	The Blue Jays signed two players to multi-year contracts totalling $81 million, ranging from four to six years.
•
The Buffalo Bills will play a series of eight games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008. Payments are scheduled from 2008 through 2012, and at September 30, 2008, there is a remaining commitment of $69 million; and

•
Changes to our bank credit facility balance, the entering into of cross-currency interest rate exchange agreements, and the issuance of long-term debt previously discussed in the “Consolidated Liquidity and Capital Resources” section.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2007 Annual MD&A. The significant changes to those regulations since December 31, 2007, are as follows:

AWS Spectrum Auction

On February 27, 2008, Industry Canada issued Responses to Questions for Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed on February 29, 2008 by revised conditions of licence which will impose those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer a service, or level of service, which the roamer’s network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks. The Auction commenced on May 27, 2008 and concluded on July 21, 2008.  Rogers was the only party to successfully obtain 20 MHz of AWS spectrum nationally.

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees

The CRTC has advised that it will release its Decision on the Review of Broadcasting Regulations proceeding initiated by Broadcasting Notice of Public Hearing 2007-10 on October 30, 2008. This proceeding is a comprehensive review of the regulations affecting cable operators and pay and specialty services, and specifically addresses the issues of fee-for-carriage for over-the-air television and distant signals.

Rogers Communications Inc.	31	Third Quarter 2008

Commercial Radio Copyright Tariffs

On February 22, 2008, the Copyright Board reaffirmed the rates it set in 2005 for fees payable to the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) and Neighbouring Rights Collective of Canada (“NRCC”) for use of music from 2003 to 2007. In its reaffirmation of the SOCAN-NRCC decision, the Copyright Board also granted the Canadian Association of Broadcasters’ request for a consolidated tariff proceeding, which would set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.

A consolidated radio tariff proceeding is scheduled to commence on December 2, 2008, where the Copyright Board will consider tariff proposals filed by music collectives: SOCAN, NRCC, CSI, AVLA/SOPROQ, and ArtistI. The Canadian Association of Broadcasters (“CAB”) is representing radio broadcasters and will argue for an “all-in broadcaster tariff” that, if achieved, will effectively rationalize payments and reduce the impact of the collectives’ multiple tariff demands. The CAB is arguing that from a pure economic standpoint, the combined rate should be 2.8% for all tariffs. In the alternative “multiple tariff” approach, the maximum combined rate should be 5.96%. With respect to talk-based radio stations, the CAB is arguing that the existing 20% “low music rate” should continue, and a “very low music rate” for stations at or below 5% music use (exclusive of production music) should be set at a “double discount”.

Copyright Legislation

The federal government introduced amendments to the Canadian copyright legislation in the House of Commons on June 12, 2008. The Bill will require Internet service providers (“ISPs”) to use a “notice and notice” regime whereby notices would be sent to the ISPs alleging copyright infringement.  The ISP would then forward these notices to its customers. This is similar to the procedure currently used by us and therefore would not impose any new costs. The copyright legislation would also legalize forms of copying currently used by Cable’s customers, but in its current form would not permit cable operators to use network PVR technology. Since an election was called, this Bill died on the order paper. The Conservative government has pledged to reintroduce similar legislation.

Canadian Television Fund (“CTF”)

On June 5, 2008, the CRTC reported to the government (Canadian Heritage) on proposed changes to the CTF. It recommended separating private and public funding into two streams and creating two separate boards of directors. The CRTC denied proposals by some cable operators to opt-out of paying contributions. The report did not propose increases in the contributions currently paid by broadcasting distribution undertakings (“BDU”) such as Cable.

Essential Facilities

On June 22, 2008, the Federal Court of Appeal denied the leave to appeal application from Bell Canada et al which sought to appeal the CRTC’s essential facilities decision. Bell Canada and other parties have also applied to the CRTC with review and vary applications seeking to reverse some limited aspects of the essential facilities decision. Rogers has generally opposed these review and vary applications.

Rogers Communications Inc.	32	Third Quarter 2008

Restrictions on Non-Canadian Ownership and Control

On June 26, 2008, the Competition Policy Review Panel issued its report. While this panel and its report have no force of law, the report recommended that non-Canadians be permitted to start new telecommunications carriers in Canada and purchase existing carriers which have less than 10 percent of the Canadian telecommunications market. The report further recommends that after five years, there should be no foreign ownership rules for all telecommunications carriers and BDU’s (cable and direct-to-home operators). Similar recommendations have been made as a result of previous studies over the past several years which did not result in any changes by government. The Conservative government has stated that they have no immediate plans to implement this aspect of the report.

Part II Fees

The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. On October 15, 2007, the CRTC sent a letter to all broadcast licencees stating that the CRTC would not collect Part II fees due in November, 2007. As a result, in the three months ended September 30, 2007, the Company reversed its accrual of $18 million related to Part II fees from September 1, 2006 to June 30, 2007. Both the Crown and the applicants appealed this case to the Federal Court of Appeal. On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges. As a result, during the three months ended June 30, 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period September 1, 2006 to March 31, 2008 ($25 million and $6 million for the period September 1, 2006 to December 31, 2007 for Cable and Media, respectively). In addition to recording $5 million and $2 million in the second quarter of 2008, for Cable and Media, respectively, we continue to record these fees on a prospective basis in operating, general and administrative expenses. An application for leave to appeal has been filed with the Supreme Court of Canada although there is no assurance that the Court will hear the appeal or overturn this decision.

New Media Proceeding

The CRTC has commenced a major proceeding dealing with what it refers to as new media. They are reviewing any existing new media exemption order which exempts all broadcasting content on the Internet from regulation. They are also considering ways in which Canadian new media content could be subsidized. We expect some parties to argue in the proceeding that ISPs, such as Cable, should pay contributions to a fund to subsidize Canadian new media content.

Proposed Legislation

Bill C-555, An Act to Provide Clarity and Fairness in the Provision of Telecommunications Services in Canada, received a first reading in the House of Commons. However, due to the federal election on October 14, 2008, this Bill will not proceed. Bill C-555 was a private members bill and not government legislation. If passed, the bill would have required the Minister of Industry to amend the licence conditions of PCS and cellular spectrum licences to prohibit carriers from charging additional fees or charges that are not part of the subscriber’s monthly fee or monthly rate plan. The bill would have also required the CRTC to inquire into, and make a report on, a wide range of issues including billing, cell phone locking, information regarding network speeds and limitations, network management practices and the Commissioner for Complaints for Telecommunications Services.

Rogers Communications Inc.	33	Third Quarter 2008

The Office de la Protection du Consommateur in Quebec is proposing to introduce amendments to the Consumer Protection Act that would affect sequential performance contracts provided remotely, including wireless, wireline and Internet service contracts. If passed, the amendments would limit the term of such contracts to two years, impose a limit on the early cancellation fees that can be charged to customers, prohibit the setting of an expiry date on prepaid phone cards, regulate the content and the form of such contracts as well as the termination and renewal rights of the consumers. The amendments also propose to institute a right of action to consumer protection associations to apply for discontinuance of practices or contractual clauses that contravene the Consumer Protection Act.

The Conservative government has stated they will strengthen the Commissioner for Complaints for Telecommunications Services, introduce a Wireless Code of Conduct, prohibit charges for unsolicited incoming SMS messages and give the CRTC power to block unfair charges.  Rogers does not currently charge for incoming SMS messages.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2007 Annual MD&A, which was current as of February 20, 2008. The significant changes to those risks and uncertainties since that date are as follows:

Wireless Technologies

On October 10, 2008, Bell Canada and TELUS each announced that they jointly plan to overlay their Code Division Multiple Access/Evolution Data Optimized (“CDMA/EVDO”) based wireless networks with HSPA technology targeting service availability in early 2010. This is expected to enable these companies access to a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which would increase competition at Wireless.

Proposed Class Action (911 Fees)

On June 25, 2008, a proceeding was commenced in Saskatchewan under that Province's Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The Plaintiffs are seeking unquantified damages and restitution. The Plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

Claim Regarding our Fixed Wireless Business

In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. The plaintiff has also brought a proceeding against Inukshuk Wireless Partnership, our 50% owned joint venture asserting a claim against the MCS Spectrum licences that were transferred from Fido to Inukshuk. Inukshuk brought a motion to have the separate action against it dismissed. In May, 2008, the Court dismissed the separate action brought against Inukshuk.  The Plaintiff is appealing this decision. The proceeding against Fido is at an early stage. We believe we have good defences to the claim and no amounts have been provided in the accounts.

Rogers Communications Inc.	34	Third Quarter 2008

There is no Guarantee that Wireless’ Service Revenue Will Exceed Increased Handset Subsidies

Wireless’ business model, as is generally the case for other North American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets and smartphone devices, Wireless will commit with the supplier to a minimum subsidy. Wireless’ business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

The AWS Spectrum Auction Could Increase Competition

Industry Canada’s auction for AWS spectrum concluded on July 21, 2008. Each of the three large incumbent wireless operators, Rogers, Bell Canada and TELUS, acquired spectrum licences of varying sizes and in varying markets across Canada.  Rogers acquired 20MHz of spectrum across the country, while Bell Canada and TELUS each acquired a mix of 10 MHz and 20 MHz spectrum licences across the country with the exception of Bell Canada in the Eastern Townships, Quebec licence territory, where Bell did not obtain spectrum. MTS Allstream Inc., and Saskatchewan Telecommunications Holding Corporation acquired spectrum only in Manitoba and Saskatchewan, respectively.

Through the auction and as described below, five new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally isolated locations. These new entrants could provide Wireless with substantial competition in the regions in which they have acquired licences. These new entrants may also partner with one another or our other competitors providing competition to Wireless in more than one region or on a national scale.

Three existing cable companies acquired spectrum, substantially in the regions where they already offer cable television, Internet and telephone service. This acquisition of spectrum provides them with the potential ability to offer more comprehensive bundles of communications services including wireless services than they currently offer over their own facilities. Bragg Communications Inc., operating under the name Eastlink, is the dominant cable provider in the provinces of Nova Scotia and Prince Edward Island and has additional cable operations across the country in various small towns across Canada. Eastlink acquired spectrum in each of its cable markets. Quebecor Media Inc., operating under the name Vidéotron Ltée. (“Vidéotron”), is the largest cable provider in Quebec. Vidéotron was the only potential new entrant to acquire spectrum in the province of Quebec and also acquired spectrum in Eastern Ontario and in Toronto. Shaw Communications Inc., which is the dominant cable provider in Western Canada and parts of northern Ontario, acquired spectrum covering its respective cable markets in British Columbia, Alberta, Manitoba, Saskatchewan and in Sault Ste. Marie and Thunder Bay in Ontario.

Rogers Communications Inc.	35	Third Quarter 2008

Globalive Communications Corp. (“Globalive”), a privately-held company, is the parent company of Yak Communications Canada Corp. which is a resale-based long-distance service provider in Canada. Globalive, with participation from Weather Investments SPA, controlled by Egypt's Naguib Sawiris (or its subsidiary, Orascom Telecom Holding S.A.E.), acquired varying amounts of spectrum across Canada and the Northern Territories with the exception of Quebec.

Finally, Data and Audio-Visual Enterprises Wireless Inc. (“DAVE”), a new, privately-held company established by Canadian and U.S. investors, acquired spectrum in Eastern Ontario, Southern Ontario, and Victoria, Vancouver, Edmonton, Red Deer, and Calgary.

Currently, no single potential entrant has acquired spectrum sufficient to become a national licencee as defined by industry Canada to qualify for mandated roaming on a national basis for 10 years.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2007 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses and average monthly operating expense per wireless subscriber;
•	Sales and marketing costs (or cost of acquisition) per subscriber;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin; and
•	Additions to PP&E.

See the “Supplementary Information” section for calculations of these Non-GAAP measures.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. During the three and nine months ended September 30, 2008 and 2007, total amounts paid to these related parties, directly or indirectly, are as follows:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2008	2007	% Chg	2008	2007	% Chg

Printing, legal services and commissions paid on premiums for insurance coverage	$2	$-	n/m	$4	$1	n/m

Rogers Communications Inc.	36	Third Quarter 2008

Fees charged to our controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee. For the nine months ended September 30, 2008, the fees charged to our controlling shareholder for personal use of the aircraft and other administrative services were approximately $0.5 million (2007 - $0.7 million).

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2007 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the nine months ended September 30, 2008, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2007 Annual MD&A.

NEW ACCOUNTING STANDARDS

Capital Disclosures

Effective January 1, 2008, we adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in Note 11 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2008 and 2007.

Financial Instruments

Effective January 1, 2008, we adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“CICA 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“CICA 3863”).

CICA 3862 requires entities to provide disclosures in their financial statements that enables users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

CICA 3863 establish standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 12 to the Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2008 and 2007.

Rogers Communications Inc.	37	Third Quarter 2008

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

We are evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards. However, the financial reporting impact of the transition to IFRS has not yet been determined.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2007 Annual MD&A.

2008 GUIDANCE

We are making the following changes to the 2008 annual financial and operating guidance ranges which were provided on January 7, 2008.

At Wireless, we are noting a positive bias towards the high ends of both the network revenue and subscriber net addition ranges, and are modestly lowering the adjusted operating profit guidance range principally to reflect costs associated with the high volume of iPhone sales.

At Cable Operations, we are noting a positive bias towards the higher end of the adjusted operating profit range and towards the lower end of both the PP&E expenditure and revenue ranges, in each case reflecting lower than planned levels of RGU net additions. We are lowering the full year 2008 guidance range for RGU net additions primarily to reflect the shift to deemphasize out of region sales of circuit-switched telephony, representing approximately 70,000 RGUs, combined with a heightened level of consumer caution occurring in Cable’s largely Ontario footprint.

Rogers Communications Inc.	38	Third Quarter 2008

At Media, we are adjusting the revenue and adjusted operating profit ranges downward, principally to reflect the impact of the economic slowdown on advertising sales at our Publishing and Broadcasting divisions, combined with previously disclosed costs which arose in the first half of 2008 associated with a contract termination fee for concession services at Rogers Centre and the reinstatement of Part II CRTC regulatory fees.

On a consolidated basis we are lowering the high end of the adjusted operating profit range, primarily reflecting the high volumes of iPhone 3G.

All other of the 2008 annual financial and operating guidance ranges, which were provided on January 7, 2008, remain unchanged and are posted on the Investor Relations section of Rogers.com. This information is forward-looking and should be read in conjunction with the section below entitled "Caution Regarding Forward-Looking Statements, Risks and Assumptions".

Changes to Full Year 2008 Guidance

	Initial 2008			Updated
(Millions of dollars, except subscribers)	Guidance Range (*)			Guidance Range

Consolidated
Adjusted operating profit (1)	4,000	to	4,200	4,000	to	4,100

Supplementary Detail:

Revenue
Media	1,525	to	1,575	1,480	to	1,510

Adjusted operating profit (1)
Wireless (2)	$2,875	to	$2,975	$2,800	to	$2,850
Media (3)	165	to	180	145	to	155

Net subscriber additions (000s)
Residential cable revenue generating units (RGUs) (4)	550	to	625	410	to	440
(*) Issued January 7, 2008

1.	Excludes stock-based compensation expense and integration and restructuring related expenditures.
2.	Excludes operating losses related to the Inukshuk fixed wireless initiative estimated at $25-$30 million in 2008.
3.	Includes losses from Sports Entertainment estimated at $20-$25 million in 2008.
4.
Residential cable revenue generating units (RGUs) are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers.

Rogers Communications Inc.	39	Third Quarter 2008

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and operating profit margin)	2008	2007	2008	2007

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,457	$1,274	$4,122	$3,585
Divided by: average postpaid wireless voice and data subscribers	6,190	5,651	6,069	5,546
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$78.46	$75.15	$75.46	$71.82

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$78	$75	$215	$203
Divided by: average prepaid subscribers	1,427	1,377	1,413	1,375
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$18.22	$18.15	$16.91	$16.41

Cost of acquisition per gross addition
Total sales and marketing expenses	$186	$181	$477	$467
Equipment margin loss (acquisition related)	81	40	156	106
	$267	$221	$633	$573
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	575	564	1,438	1,477
	$464	$392	$440	$388

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$470	$397	$1,357	$1,144
Equipment margin loss (retention related)	107	48	188	150
	$577	$445	$1,545	$1,294
Divided by: average total wireless subscribers	7,720	7,152	7,594	7,051
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$24.91	$20.74	$22.61	$20.39

Equipment margin loss
Equipment sales	$190	$90	$335	$239
Cost of equipment sales	(378)	(178)	(679)	(495)
	$(188)	$(88)	$(344)	$(256)

Acquisition related	$(81)	$(40)	$(156)	$(106)
Retention related	(107)	(48)	(188)	(150)
	$(188)	$(88)	$(344)	$(256)

Adjusted operating profit margin
Adjusted operating profit	$693	$686	$2,167	$1,931
Divided by network revenue	1,537	1,352	4,345	3,798
Adjusted operating profit margin	45.1%	50.7%	49.9%	50.8%

Rogers Communications Inc.	40	Third Quarter 2008

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and operating profit margin)	2008	2007	2008	2007

Core Cable ARPU
Core Cable revenue	$419	$386	$1,239	$1,143
Divided by: average basic cable subscribers	2,295	2,270	2,293	2,273
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$60.85	$56.69	$60.03	$55.86

Internet ARPU
Internet revenue	$176	$153	$513	$448
Divided by: average Internet (residential) subscribers	1,529	1,389	1,516	1,365
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$38.37	$36.71	$37.59	$36.46

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$302	$256	$873	$733
Divided by revenue	724	657	2,137	1,923
Cable Operations adjusted operating profit margin	41.7%	39.0%	40.9%	38.1%

RBS adjusted operating profit margin:
Adjusted operating profit	$12	$7	$45	$4
Divided by revenue	131	140	394	431
RBS adjusted operating profit margin	9.2%	5.0%	11.4%	0.9%

Rogers Communications Inc.	41	Third Quarter 2008

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars, number of shares outstanding in millions)	2008	2007	2008	2007

Operating profit	$1,085	$986	$3,176	$2,215
Add (deduct):
Stock option plan amendment	-	-	-	452
Stock-based compensation (recovery) expense	(62)	11	(125)	58
Adjustment for CRTC Part II fees decision	-	(18)	31	(18)
Integration and restructuring expenses - Cable	2	5	10	21
Adjusted operating profit	$1,025	$984	$3,092	$2,728

Net income	$495	$269	$1,140	$383
Add (deduct):
Stock option plan amendment	-	-	-	452
Stock-based compensation (recovery) expense	(62)	11	(125)	58
Adjustment for CRTC Part II fees decision	-	(18)	31	(18)
Integration and restructuring expenses - Cable	2	5	10	21
Loss on repayment of long-term debt	-	-	-	47
Debt issuance costs	16	-	16	-
Income tax impact	14	1	24	(190)
Adjusted net income	$465	$268	$1,096	$753

Adjusted basic earnings per share:
Adjusted net income	$465	$268	$1,096	$753
Divided by: weighted average number of shares outstanding	637	639	639	638
Adjusted basic earnings per share	$0.73	$0.42	$1.72	$1.18

Adjusted diluted earnings per share:
Adjusted net income	$465	$268	$1,096	$753
Divided by: diluted weighted average number of shares outstanding	637	639	639	644
Adjusted diluted earnings per share	$0.73	$0.42	$1.72	$1.17

Rogers Communications Inc.	42	Third Quarter 2008

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

	2008			2007				2006
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Income Statement
Operating revenue
Wireless	$1,431	$1,522	$1,727	$1,231	$1,364	$1,442	$1,466	$1,257
Cable	925	938	961	855	881	899	923	842
Media	307	409	386	266	348	339	364	317
Corporate and eliminations	(54)	(66)	(92)	(54)	(66)	(69)	(66)	(46)
	2,609	2,803	2,982	2,298	2,527	2,611	2,687	2,370

Operating profit before the undernoted
Wireless	705	769	693	581	664	686	658	521
Cable	303	304	318	228	243	265	265	238
Media	2	52	43	19	45	46	63	48
Corporate and eliminations	(26)	(36)	(29)	(14)	(22)	(13)	(29)	(39)
	984	1,089	1,025	814	930	984	957	768
Stock option plan amendment(1)	-	-	-	-	(452)	-	-	-
Stock-based compensation recovery (expense)(1)	116	(53)	62	(15)	(32)	(11)	(4)	(12)
Integration and restructuring expenses(2)	(5)	(3)	(2)	(1)	(15)	(5)	(17)	(4)
Adjustment for CRTC Part II fees decision(3)	-	(37)	-	-	-	18	-	-
Contract renegotiation fee(4)	-	-	-	-	-	-	(52)	-
Operating profit(5)	1,095	996	1,085	798	431	986	884	752
Depreciation and amortization	440	420	429	400	398	397	408	395
Operating income	655	576	656	398	33	589	476	357
Interest on long-term debt	(138)	(133)	(147)	(149)	(152)	(140)	(138)	(151)
Other income (expense)	(3)	11	-	7	(24)	(14)	-	(17)
Income tax reduction (expense)	(170)	(153)	(14)	(86)	87	(166)	(84)	(13)
Net income (loss) for the period	$344	$301	$495	$170	$(56)	$269	$254	$176

Net income (loss) per share:
Basic	$0.54	$0.47	$0.78	$0.27	$(0.09)	$0.42	$0.40	$0.28
Diluted	$0.54	$0.47	$0.78	$0.26	$(0.09)	$0.42	$0.40	$0.27

Additions to PP&E(5)	$321	$481	$436	$394	$381	$397	$624	$554

(1)	See section entitled “Stock-based Compensation”.
(2)	Costs incurred relate to the integration of Fido, Call-Net, the restructuring of Rogers Business Solutions, and the closure of certain Rogers Retail stores.
(3)
In the third quarter of 2007, an accrual for CRTC Part II fees was reversed, resulting from a notice received from the CRTC that Part II fees due in November 2007 would not be collected. In the second quarter of 2008, Part II fees related to prior periods were accrued due to a Federal Court of Appeal decision which stated that the fees were a valid regulatory charge. See the section entitled “Government Regulation and Regulatory Developments” for further details.

(4)	One-time charge resulting from the renegotiation of an Internet-related services agreement with Yahoo!.
(5)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	43	Third Quarter 2008

SUPPLEMENTARY INFORMATION
Rogers Communications Inc. Adjusted Quarterly Summary(1)

	2008			2007				2006
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4

Income Statement
Operating revenue
Wireless	$1,431	$1,522	$1,727	$1,231	$1,364	$1,442	$1,466	$1,257
Cable	925	938	961	855	881	899	923	842
Media	307	409	386	266	348	339	364	317
Corporate and eliminations	(54)	(66)	(92)	(54)	(66)	(69)	(66)	(46)
	2,609	2,803	2,982	2,298	2,527	2,611	2,687	2,370

Adjusted operating profit(2)
Wireless	705	769	693	581	664	686	658	521
Cable	303	304	318	228	243	265	265	238
Media	2	52	43	19	45	46	63	48
Corporate and eliminations	(26)	(36)	(29)	(14)	(22)	(13)	(29)	(39)
	984	1,089	1,025	814	930	984	957	768
Depreciation and amortization	440	420	429	400	398	397	408	395
Adjusted operating income	544	669	596	414	532	587	549	373
Interest on long-term debt	(138)	(133)	(147)	(149)	(152)	(140)	(138)	(151)
Other income (expense)	(3)	11	16	7	23	(14)	-	(16)
Income tax reduction (expense)	(133)	(183)	-	(86)	(104)	(165)	(109)	(14)
Adjusted net income for the period	$270	$364	$465	$186	$299	$268	$302	$192

Adjusted net income per share:
Basic	$0.42	$0.57	$0.73	$0.29	$0.47	$0.42	$0.47	$0.30
Diluted	$0.42	$0.57	$0.73	$0.29	$0.47	$0.41	$0.47	$0.30

Additions to PP&E(2)	$321	$481	$436	$394	$381	$397	$624	$554

(1)
This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation (recovery) expense, integration and restructuring expenses, adjustments to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an Internet-related services agreement, losses on repayment of long-term debt, debt issuance costs and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Rogers Communications Inc.	44	Third Quarter 2008

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2007 Annual MD&A.

 Additional Information

Additional information relating to our company and business, including our 2007 Annual MD&A and 2007 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Rogers Communications Inc.	45	Third Quarter 2008

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:30 a.m. ET today, October 28, 2008. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	46	Third Quarter 2008

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three and nine months ended September 30, 2008 and 2007

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Operating revenue	$2,982	$2,611	$8,394	$7,436

Operating expenses:
Cost of sales	442	248	895	716
Sales and marketing	343	364	953	986
Operating, general and administrative	1,110	1,008	3,360	3,046
Stock option plan amendment (note 10)	-	-	-	452
Integration and restructuring	2	5	10	21
Depreciation and amortization	429	397	1,289	1,195

Operating income	656	589	1,887	1,020
Interest on long-term debt	(147)	(140)	(418)	(441)
Debt issuance costs (note 7)	(16)	-	(16)	-
Foreign exchange gain (loss)	(16)	1	(22)	53
Loss on repayment of long-term debt (note 7)	-	-	-	(47)
Change in fair value of derivative instruments	20	(5)	21	(31)
Other income (expense), net	12	(10)	25	(6)

Income before income taxes	509	435	1,477	548

Income tax expense (note 5):
Current	1	1	2	1
Future	13	165	335	164
	14	166	337	165

Net income for the period	$495	$269	$1,140	$383

Net income per share (note 6):
Basic	$0.78	$0.42	$1.79	$0.60
Diluted	0.78	0.42	1.79	0.60

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	September 30,	December 31,
	2008	2007

Assets

Current assets:
Accounts receivable	$1,319	$1,245
Other current assets	339	304
Future income tax assets	438	594
	2,096	2,143

Property, plant and equipment	7,515	7,289
Goodwill (note 3)	3,181	3,027
Intangible assets (note 3)	1,908	2,086
Investments	392	485
Deferred charges	104	111
Derivative instruments (note 12(d))	130	-
Other long-term assets (note 4)	1,214	184

	$16,540	$15,325

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$37	$61
Accounts payable and accrued liabilities	2,020	2,260
Current portion of long-term debt (note 7)	1	1
Current portion of derivative instruments (note 12(d))	121	195
Unearned revenue	226	225
	2,405	2,742

Long-term debt (note 7)	7,509	6,032
Derivative instruments (note 12(d))	1,037	1,609
Other long-term liabilities	181	214
Future income tax liabilities	232	104
	11,364	10,701

Shareholders' equity (note 9)	5,176	4,624

	$16,540	$15,325

Commitments (note 14)
Contingencies (note 15)
Subsequent events (notes 9 and 16)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Nine months ended September 30, 2008

	Class A Voting			Class B Non-Voting					Accumulated
	shares			shares					other	Total
		Number			Number		Contributed	Retained	comprehensive	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	income	equity
		(000s	)		(000s	)

Balances, January 1, 2008	$72	112,462		$471	527,005		$3,689	$342	$50	$4,624
Net income for the period	-	-		-	-		-	1,140	-	1,140
Shares issued on exercise of stock options	-	-		12	275		-	-	-	12
Dividends declared	-	-		-	-		-	(478)	-	(478)
Repurchase of Class B Non-Voting shares (note 9)	-	-		(4)	(4,077)		(129)	(4)	-	(137)
Other comprehensive income	-	-		-	-		-	-	15	15

Balances, September 30, 2008	$72	112,462		$479	523,203		$3,560	$1,000	$65	$5,176

Nine months ended September 30, 2007

									Accumulated
	Class A Voting			Class B Non-Voting					other
	shares			shares				Retained	comprehensive	Total
		Number			Number		Contributed	earnings	income	shareholders'
	Amount	of shares		Amount	of shares		surplus	(deficit)	(loss)	equity
		(000s	)		(000s	)

Balances, January 1, 2007	$72	112,468		$425	523,232		$3,736	$(30)	$(214)	$3,989
Net income for the period	-	-		-	-		-	383	-	383
Class A Voting shares converted to Class B Non-Voting shares	-	(6)		-	6		-	-	-	-
Stock option plan amendment	-	-		-	-		(50)	-	-	(50)
Shares issued on exercise of stock options	-	-		37	3,555		(9)	-	-	28
Stock-based compensation	-	-		-	-		12	-	-	12
Dividends declared	-	-		-	-		-	(185)	-	(185)
Other comprehensive income	-	-		-	-		-	-	169	169

Balances, September 30, 2007	$72	112,462		$462	526,793		$3,689	$168	$(45)	$4,346

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Net income for the period	$495	$269	$1,140	$383

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	19	(20)	(86)	108
Change in fair value of cash flow hedging derivative instruments:
Decrease (increase) in fair value of liability	300	(297)	292	(656)
Reclassification to net income of foreign exchange gain (loss)	(222)	281	(350)	708
Reclassification to net income of accrued interest	30	33	100	81
	127	(3)	(44)	241
Related income taxes	33	(22)	59	(72)
	160	(25)	15	169

Total comprehensive income	$655	$244	$1,155	$552

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash provided by (used in):

Operating activities:
Net income for the period	$495	$269	$1,140	$383
Adjustments to reconcile net income for the period to cash flows from operating activities:
Depreciation and amortization	429	397	1,289	1,195
Program rights and Rogers Retail rental amortization	31	17	103	57
Future income taxes	13	165	335	164
Unrealized foreign exchange loss (gain)	12	-	12	(46)
Change in fair value of derivative instruments	(20)	5	(21)	31
Loss on repayment of long-term debt	-	-	-	47
Stock option plan amendment	-	-	-	452
Stock-based compensation expense (recovery)	(62)	11	(125)	58
Amortization of fair value increment on long-term debt	(1)	(1)	(4)	(5)
Other	-	12	(11)	8
	897	875	2,718	2,344
Change in non-cash operating working capital items	(7)	107	(251)	(358)
	890	982	2,467	1,986

Financing activities:
Issuance of long-term debt	3,019	1,340	3,799	4,786
Repayment of long-term debt	(1,700)	(1,846)	(2,680)	(5,138)
Premium on repayment of long-term debt	-	-	-	(59)
Financing costs incurred	-	-	-	(4)
Payment on re-couponing of cross-currency interest rate exchange agreements	(375)	-	(375)	-
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	-	(873)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	-	-	-	838
Repurchase of Class B Non-Voting shares	(97)	-	(137)	-
Issuance of capital stock on exercise of stock options	-	1	2	26
Dividends paid on Class A Voting and Class B Non-Voting shares	(160)	(80)	(400)	(131)
	687	(585)	209	(555)

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Investing activities:
Additions to property, plant and equipment ("PP&E")	(436)	(397)	(1,238)	(1,172)
Change in non-cash working capital items related to PP&E	(53)	(25)	(107)	(139)
Acquisition of spectrum licences	(1,008)	-	(1,008)	-
Acquisitions, net of cash and cash equivalents acquired	(44)	-	(191)	(129)
Additions to program rights	(17)	(18)	(95)	(41)
Other	(11)	(4)	(13)	(9)
	(1,569)	(444)	(2,652)	(1,490)

Increase (decrease) in cash and cash equivalents	8	(47)	24	(59)

Cash deficiency, beginning of period	(45)	(31)	(61)	(19)

Cash deficiency, end of period	$(37)	$(78)	$(37)	$(78)

Supplemental cash flow information:
Income taxes paid	$1	$1	$1	$1
Interest paid	97	107	370	428

The change in non-cash operating working capital items is as follows:
Decrease (increase) in accounts receivable	$(134)	$2	$(74)	$(71)
Decrease (increase) in other assets	45	28	(71)	(88)
Increase (decrease) in accounts payable and accrued liabilities	103	93	(105)	(183)
Decrease in unearned revenue	(21)	(16)	(1)	(16)

	$(7)	$107	$(251)	$(358)

Cash and cash equivalents (deficiency) is defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007 (the "2007 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2007 financial statements except for the adoption of new accounting policies described below.

(a)	Capital disclosures:

Effective January 1, 2008, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1535, Capital Disclosures ("CICA 1535").  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  These new disclosures are included in note 11.

(b)	Financial instruments:

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("CICA 3862"), and Handbook Section 3863, Financial Instruments - Presentation ("CICA 3863").

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

1.	Basis of presentation and accounting policies (continued):

CICA 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company's financial instruments.  The new disclosures pursuant to these new Handbook Sections are included in note 12.

(c)	Recent accounting pronouncements:

International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management's current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended September 30, 2008					Three months ended September 30, 2007
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,727	$961	$386	$(92)	$2,982	$1,442	$899	$339	$(69)	$2,611

Operating expenses:
Cost of sales	378	49	43	(28)	442	178	48	41	(19)	248
Sales and marketing	186	117	70	(30)	343	181	131	52	-	364
Operating, general and administrative	463	460	219	(32)	1,110	399	443	200	(34)	1,008
Integration and restructuring	-	2	-	-	2	-	5	-	-	5
	700	333	54	(2)	1,085	684	272	46	(16)	986

Depreciation and amortization	145	200	18	66	429	133	184	12	68	397

Operating income (loss)	$555	$133	$36	$(68)	$656	$551	$88	$34	$(84)	$589

Interest on long-term debt					(147)					(140)
Debt issuance costs					(16)					-
Foreign exchange gain (loss)					(16)					1
Change in fair value of derivative instruments					20					(5)
Other income (expense), net					12					(10)

Income before income taxes					$509					$435

Additions to PP&E	$205	$203	$11	$17	$436	$164	$199	$27	$7	$397

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

2.	Segmented information (continued):

	Nine months ended September 30, 2008					Nine months ended September 30, 2007
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$4,680	$2,824	$1,102	$(212)	$8,394	$4,037	$2,635	$953	$(189)	$7,436

Operating expenses:
Cost of sales	679	138	129	(51)	895	495	135	127	(41)	716
Sales and marketing	477	351	190	(65)	953	467	382	160	(23)	986
Operating, general and administrative	1,348	1,401	671	(60)	3,360	1,153	1,380	562	(49)	3,046
Stock option plan amendment	-	-	-	-	-	46	113	84	209	452
Integration and restructuring	-	10	-	-	10	-	21	-	-	21
	2,176	924	112	(36)	3,176	1,876	604	20	(285)	2,215

Depreciation and amortization	410	585	57	237	1,289	427	543	37	188	1,195

Operating income (loss)	$1,766	$339	$55	$(273)	$1,887	$1,449	$61	$(17)	$(473)	$1,020

Interest on long-term debt					(418)					(441)
Debt issuance costs					(16)					-
Foreign exchange gain (loss)					(22)					53
Loss on repayment of long-term debt					-					(47)
Change in fair value of derivative instruments					21					(31)
Other income (expense), net					25					(6)

Income before income taxes					$1,477					$548

Additions to PP&E	$619	$530	$49	$40	$1,238	$570	$534	$45	$23	$1,172

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended September 30, 2008					Three months ended September 30, 2007
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$724	$131	$108	$(2)	$961	$657	$140	$104	$(2)	$899

Operating expenses:
Cost of sales	-	-	49	-	49	-	-	48	-	48
Sales and marketing	62	6	49	-	117	66	17	48	-	131
Operating, general and administrative	344	113	5	(2)	460	321	117	7	(2)	443
Integration and restructuring	1	1	-	-	2	4	1	-	-	5
	$317	$11	$5	$-	333	$266	$5	$1	$-	272

Depreciation and amortization					200					184

Operating income					$133					$88

Additions to PP&E	$187	$11	$5	$-	$203	$176	$18	$5	$-	$199

	Nine months ended September 30, 2008					Nine months ended September 30, 2007
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$2,137	$394	$300	$(7)	$2,824	$1,923	$431	$288	$(7)	$2,635

Operating expenses:
Cost of sales	-	-	138	-	138	-	-	135	-	135
Sales and marketing	190	19	142	-	351	188	57	137	-	382
Operating, general and administrative	1,062	329	17	(7)	1,401	998	371	18	(7)	1,380
Stock option plan amendment	-	-	-	-	-	106	2	5	-	113
Integration and restructuring	2	4	4	-	10	9	12	-	-	21
	$883	$42	$(1)	$-	924	$622	$(11)	$(7)	$-	604

Depreciation and amortization					585					543

Operating income					$339					$61

Additions to PP&E	$493	$25	$12	$-	$530	$464	$58	$12	$-	$534

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

3.	Business combinations and divestitures:

The Company engaged in the following acquisitions:

(a)
On July 31, 2008, the Company acquired the remaining two-thirds of Outdoor Life Network that it did not already own, for cash consideration of $39 million.  The purchase price allocation is preliminary pending finalization of valuation of the net identifiable assets acquired.  The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Purchase price	$39

Current assets	$11
Current liabilities	(3)

Preliminary fair value of net assets acquired	$8

Goodwill	$31

The goodwill has been allocated to the Media reporting segment and is not tax deductible.

(b)
On June 12, 2008, the Company acquired 100% of the outstanding shares of Aurora Cable TV Limited ("Aurora Cable") for cash consideration of $80 million, including a $16 million deposit paid during the first quarter of 2008.  In addition, the Company contributed $10 million to simultaneously pay down certain credit facilities of Aurora Cable.  Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.  The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 12, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

During the three months ended September 30, 2008, the Company finalized the purchase price allocation of Aurora Cable TV Limited upon receipt of the final valuation of certain tangible and intangible assets acquired.  These adjustments included an increase in the fair value assigned to PP&E of $12 million from that recorded and disclosed at June 30, 2008.  In addition, the fair value of the subscriber base acquired decreased by $4 million from that recorded and disclosed at June 30, 2008.  These adjustments resulted in an increase in future income tax liabilities of $2 million and a decrease in goodwill acquired of $6 million.  The final purchase price allocation is as follows:

Purchase price	$80

Current assets	$1
Customer list	13
PP&E	31
Current liabilities	(3)
Future income tax liabilities	(8)
Credit facilities	(10)

Fair value of net assets acquired	$24

Goodwill	$56

The goodwill has been allocated to the Cable reporting segment and is not tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

(c)
During the three months ended September 30, 2008, the Company finalized the purchase price allocation of the Citytv acquisition, which resulted in an increase in current liabilities of $7 million and an increase in goodwill of $7 million from the purchase price allocation recorded and disclosed at June 30, 2008.  The final purchase price allocation is as follows:

Purchase price	$408

Current assets	$31
Program inventory	9
PP&E	50
Brand name	26
Broadcast licence	86
Advertising bookings	6
Future income tax liabilities	(15)
Current liabilities	(48)
Other liabilities	(8)

Fair value of net assets acquired	$137

Goodwill	$271

(d)	During the three months ended September 30, 2008, the Company made various other acquisitions, accounted for by the purchase method, for cash consideration of approximately $4 million.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

(e)
On April 30, 2008, the Company acquired the assets of Vancouver multicultural television station channel m, from Multivan Broadcast Corporation, for cash consideration of $60 million.  The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective April 30, 2008.  The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.  During the three months ended September 30, 2008, certain purchase price allocation adjustments resulted in an increase to the purchase price of $1 million and an increase in goodwill of $1 million.

The preliminary estimated fair values of the assets acquired and liabilities assumed at September 30, 2008 are as follows:

Purchase price	$61

Current assets	$5
Broadcast licence	6
PP&E	6
Current liabilities	(7)

Preliminary fair value of net assets acquired	$10

Goodwill	$51

The goodwill has been allocated to the Media reporting segment and is tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

3.	Business combinations and divestitures (continued):

(f)
On January 27, 2008, the Company acquired the radio assets of CIKZ-FM Kitchener in exchange for:  the net assets of CICX-FM Orillia; the redemption of an investment in the shares of the Kitchener station of $4 million; and $4 million in cash.  The transaction was accounted for using the purchase method with the results of operations consolidated with those of the Company effective January 27, 2008.

(g)
During 2007, the Company announced its intention to divest of the assets of two television stations in British Columbia and Manitoba for approximately $6 million as part of the Canadian Radio-television and Telecommunication Commission ("CRTC") approval to secure the Citytv acquisition.  The transaction to divest these stations received CRTC approval on March 31, 2008 and the transaction closed on May 25, 2008.

4.	Other long-term assets:

The Company participated in the Advanced Wireless Services spectrum auction in Canada which concluded on July 21, 2008, and acquired 20 MHz of spectrum across all 13 provinces and territories.  The payments made to Industry Canada for the spectrum during the third quarter of 2008, which totalled approximately $1,002 million, including  penalties, are included in other long-term assets.  In addition, $6 million of incremental costs associated with the acquisition of the spectrum licenses were capitalized, resulting in a total cost of $1,008 million.  Once Industry Canada has reviewed and approved the required documentation pertaining to Canadian ownership and other matters, the licences will be granted and the cost of the spectrum will be reclassified to intangible assets.

5.	Income taxes:

During the three months ended September 30, 2008, the Company recorded the benefit of an income tax credit of $65 million arising from the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system.  The resulting income tax credit will be available to reduce future Ontario income taxes over the next five years.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

5.	Income taxes (continued):

In addition, during the three months ended September 30, 2008, the Company recorded a future income tax recovery of $48 million relating to a decrease in the valuation allowance recorded primarily in respect of realized and unrealized capital losses.

6.	Net income per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Numerator:
Net income for the period, basic and diluted	$495	$269	$1,140	$383

Denominator (in millions):
Weighted average number of shares outstanding - basic	637	639	639	638
Effect of dilutive securities:
Employee stock options	-	-	-	6

Weighted average number of shares outstanding - diluted	637	639	639	644

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Net income per share:
Basic	$0.78	$0.42	$1.79	$0.60
Diluted	0.78	0.42	1.79	0.60

Employee stock options are not considered dilutive after the May 28, 2007 amendment to stock option plans (note 10).

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

7.	Long-term debt:

	Due		Principal		Interest	September 30,	December 31,
	date		amount		rate	2008	2007

Corporate:
Bank credit facility					Floating	$565	$1,240
Senior Notes	2018	$	U.S.	1,400	6.80%	1,484	-
Senior Notes	2038		U.S.	350	7.50%	371	-

Formerly Rogers Wireless Inc.:
Senior Notes	2011		U.S.	490	9.625%	519	484
Senior Notes	2011			460	7.625%	460	460
Senior Notes	2012		U.S.	470	7.25%	498	464
Senior Notes	2014		U.S.	750	6.375%	795	741
Senior Notes	2015		U.S.	550	7.50%	583	543
Senior Subordinated Notes	2012		U.S.	400	8.00%	424	395
Fair value increment arising from purchase accounting						13	17

Formerly Rogers Cable Inc.:
Senior Notes	2011			175	7.25%	175	175
Senior Notes	2012		U.S.	350	7.875%	371	346
Senior Notes	2013		U.S.	350	6.25%	371	346
Senior Notes	2014		U.S.	350	5.50%	371	346
Senior Notes	2015		U.S.	280	6.75%	297	277
Senior Debentures	2032		U.S.	200	8.75%	212	198

Capital leases and other			Various			1	1
						7,510	6,033

Less current portion						1	1

						$7,509	$6,032

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

7.	Long-term debt (continued):

On August 6, 2008, the Company issued U.S. $1.4 billion of 6.80% Senior Notes which mature on August 15, 2018 and U.S. $350 million of 7.50% Senior Notes which mature on August 15, 2038.  Each of these notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.  Debt issuance costs of $16 million related to this issuance were incurred.  Simultaneously, the Company entered into cross-currency interest rate exchange agreements (note 12(d)).

In order to participate in the auction of wireless spectrum licences which commenced May 27, 2008, the Company arranged for the issuance of standby letters of credit aggregating $534 million pursuant to the terms and conditions of the auction.  These letters of credit were cancelled upon payment in full of approximately $1.0 billion on September 3, 2008 for spectrum licences in the recent auction.

2007 debt repayments:

On February 6, 2007, the Company repaid at maturity, the aggregate principal amount outstanding of Cable's $450 million 7.60% Senior Notes.

On May 3, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $550 million ($609 million) Floating Rate Senior Notes due 2010 at a redemption premium of 2%, or $12 million.

On June 21, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $155 million ($166 million) 9.75% Senior Debentures due 2016 at a redemption premium of 28.416%, or $47 million.

The Company incurred a net loss on repayment of long-term debt aggregating $47 million, including aggregate redemption premiums of $59 million (U.S. $55 million) offset by a write-down of a previously recorded fair value increment of $12 million.

In conjunction with these redemptions, the Company incurred a net cash outlay of $35 million on settlement of cross-currency interest rate exchange agreements and forward contracts.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

8.	Pensions:

During the three and nine months ended September 30, 2008, the Company recorded pension expense in the amount of $6 million and $20 million, respectively (2007 - $4 million and $20 million, respectively).  In addition, the expense related to unfunded supplemental executive retirement plans for the three and nine months ended September 30, 2008 was $1 million and $3 million, respectively (2007 - $1 million and $2 million, respectively).

9.	Shareholders' equity:

On January 7, 2008, the Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share to be paid quarterly on each outstanding Class A Voting and Class B Non-Voting share.  Consequently, the Class A Voting shares may receive a dividend at a quarterly rate of up to $0.25 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.25 per share.  The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.25 per share for each class.

On February 21, 2008, the Board of Directors declared a dividend of $0.25 per share which was paid on April 1, 2008 to shareholders of record on March 6, 2008.

On April 29, 2008, the Board of Directors declared a dividend of $0.25 per share which was paid on July 2, 2008 to shareholders of record on May 13, 2008.

On August 19, 2008, the Board of Directors declared a dividend of $0.25 per share which was paid on October 1, 2008 to shareholders of record on September 3, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

9.	Shareholders' equity (continued):

In January 2008, the Company filed a normal course issuer bid ("NCIB") which authorizes the Company to repurchase up to the lesser of 15,000,000 of the Company's Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.  On May 21, 2008, the Company repurchased for cancellation 1,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between the Company and an arm's-length third party seller for an aggregate purchase price of $39.9 million.  As a result of this purchase, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $0.9 million, $37.8 million and $1.2 million, respectively.  On August 1, 2008, the Company repurchased for cancellation 3,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between the Company and an arm's-length third party seller for an aggregate purchase price of $93.9 million.  As a result of this purchase, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $2.8 million, $88.3 million and $2.8 million, respectively.  Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.  In addition, in August and September of 2008, the Company repurchased for cancellation an aggregate 77,400 of its outstanding Class B Non-Voting shares directly under the NCIB for an aggregate purchase price of $2.9 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $0.1 million, $2.7 million and $0.1 million, respectively.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

10.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Stock-based compensation:
Stock options	$(59)	$7	$(124)	$34
Restricted share units	1	4	3	17
Deferred share units	(4)	-	(4)	7

	$(62)	$11	$(125)	$58

During the three and nine months ended September 30, 2008, the Company granted 31,500 and 2,148,110 stock options to employees, respectively (2007 - 20,240 and 1,883,588, respectively).

The weighted average exercise price of stock options granted during the three and nine months ended September 30, 2008 was $34.55 and $38.83, respectively (2007 - $46.79 and $39.19, respectively).

The weighted average estimated fair value at the date of the grant for stock options granted prior to May 28, 2007 was $13.62 per share.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

10.	Stock-based compensation (continued):

The fair values of options granted or amended prior to May 28, 2007 were based on the following assumptions:

Nine months ended
September 30, 2007

Risk-free interest rate	3.92% - 4.00%
Dividend yield	0.42% - 0.43%
Volatility factor of the future expected market prices of Class B Non-Voting shares	34.47% - 36.55%
Weighted average expected life of the options	4.7 years - 6.0 years

During the three and nine months ended September 30, 2008, 65,413 and 415,004 restricted share units were issued to employees of the Company, respectively (2007 - 55,000 and 247,150, respectively).  As at September 30, 2008, 1,145,583 (December 31, 2007 - 1,167,564) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

On May 28, 2007, the Company's 1994 Stock Option Plan, 1996 Stock Option Plan and 2000 Stock Option Plan were amended to allow for cash-settled share appreciation rights ("SAR") to be attached to all new and previously granted options.  The SAR feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of a Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

10.	Stock-based compensation (continued):

As a result, effective May 28, 2007, all outstanding stock options are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.  The intrinsic value is marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.  Prior to May 28, 2007, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant.  Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which was usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter.  The impact of the amendment to the stock option plans at May 28, 2007 was an increase in liabilities of $502 million, a decrease in contributed surplus of $50 million and a one-time non-cash charge of $452 million.  In addition, a future income tax recovery of $160 million was recorded on May 28, 2007 as a result of the amendment.

11.	Capital risk management:

The Company's objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital that it manages as the aggregate of its shareholders' equity, which is comprised of issued capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements.  In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors,  may issue or repay long-term debt, issue shares, repurchase shares through an NCIB, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.  The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

11.	Capital risk management (continued):

In January 2008, the Company applied to the Toronto Stock Exchange ("TSX") to make an NCIB, which was accepted by the TSX on January 10, 2008 for purchases of its Class B Non-Voting shares through the facilities of the TSX.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases, will be determined by the Company considering market conditions, stock prices, its cash position and other factors.  During the three and nine months ended September 30, 2008, 3,077,400 and 4,077,400 shares were repurchased, respectively, 77,400 of which were repurchased directly under the NCIB and 3,000,000 and 4,000,000, respectively, of which were made under issuer bid exemption orders issued by the Ontario Securities Commission and each of which will be included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB (note 9).

In August 2008, the Company issued U.S. $1.75 billion of long-term debt (note 7) and entered into cross-currency interest rate exchange agreements (note 12(d)).  In addition, the Company re-couponed certain cross-currency interest rate exchange agreements (note 12(d)).

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders' return and to sustain future development of the business.

The Company is not subject to externally imposed capital requirements and its overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

12.	Financial risk management and financial instruments:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies, as discussed below, are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

(b)	Credit risk:

Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company's credit risk is primarily attributable to its accounts receivable.  The amounts disclosed in the unaudited interim consolidated balance sheets are net of allowances for doubtful accounts, estimated by the Company's management based on prior experience and their assessment of the current economic environment.  The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable.  The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends.  At September 30, 2008, the Company had accounts receivable of $1,319 million (December 31, 2007 - $1,245 million), net of an allowance for doubtful accounts of $150 million (December 31, 2007 - $151 million), which adequately reflects the Company's credit risk.  At September 30, 2008, $583 million of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.  The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company believes that the concentration of credit risk of accounts receivable is limited due to its broad customer base, dispersed across varying industries and geographic locations throughout Canada.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms.  While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company's current credit loss experience will continue.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

There is no significant credit risk related to the Company's investments.  Credit risk is managed through conducting financial and other assessments of these investments on an ongoing basis.

Credit risk of cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company.  The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements.  All of the portfolio is held by financial institutions with a Standard & Poor's rating (or the equivalent) ranging from A to AA.  The Company does not require collateral or other security to support the credit risk associated with cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties.  The obligations under U.S. $5,950 million aggregate notional amount of the cross-currency interest rate exchange agreements are unsecured and generally rank equally with the Company's senior indebtedness.

In the normal course of business, the Company has entered into agreements that contain features that meet the definition of a guarantee under GAAP, such as business sale and business combination agreements, sales of services, purchases and development of assets and indemnifications.  The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties.  The amount also depends on the outcome of future events and conditions, which cannot be predicted.  No amount has been accrued in the unaudited interim consolidated balance sheets related to these types of indemnifications or guarantees at September 30, 2008.  Historically, the Company has not made any significant payments under these indemnifications or guarantees.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 11 to the unaudited interim consolidated financial statements.  It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.  At September 30, 2008, the undrawn portion of the Company's bank credit facility was $1,806 million.  Utilizations include advances borrowed under the bank credit facility and issuances of letters of credit.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company's financial liabilities at September 30, 2008:

	Carrying	Contractual	Less than	1 to 2	2 to 5		More than
	amount	cash flows	1 year	years	years		5 years

Bank advances, arising from outstanding cheques	$37	$37	$37	$-	$-		$-
Accounts payable and accrued liabilities	2,020	2,020	2,020	-	-		-
Bank credit facility	565	565	-	-	565		-
Other long-term debt	6,932	6,932	1	-	2,818		4,113
Derivative instruments:
Cash outflow (Canadian dollar)		7,162	475	-	2,350		4,337
Cash inflow (Canadian dollar equivalent of U.S. dollar)	1,028	(6,306)	(424)	-	(1,770	)*	(4,112	)*
		856	51	-	580		225

	$10,582	$10,410	$2,109	$-	$3,963		$4,338

*Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in "other long-term debt".

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

In addition to the amounts noted above, at September 30, 2008, interest payments over the life of the long-term debt and bank credit facility, including derivative instruments, are:

	Less than	1 to 2	2 to 5	More than
	1 year	years	years	5 years

Interest payments	$623	$616	$1,527	$1,664

(d)	Market risk:

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company's publicly traded investments, foreign exchange rates and interest rates, will affect the Company's income or the value of its financial instruments.

The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to its publicly traded investments to ensure that any risks are within established levels of risk tolerance.  The Company does not routinely engage in risk management practices such as hedging, derivatives or short selling with respect to its publicly traded investments.

At September 30, 2008, a $1 change in the market price per share of the Company's publicly traded investments would have resulted in an $8 million change in the Company's other comprehensive income, net of income taxes of $2 million.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

In addition, market risk arises from accounting for the Company's stock-based compensation.  All of the Company's outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price.  The intrinsic value of the liability is marked to market each period, and stock-based compensation expense is impacted by the change in the price of the Company's Class B Non-Voting shares during the life of the option.  At September 30, 2008, a $1 change in the market price of the Company's Class B Non-Voting shares would have resulted in a change of $10 million in net income, net of income taxes of $4 million.

The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates.  The Company does not use derivative instruments for speculative purposes.  These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements.  All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes.

When hedge accounting is applied, the Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.  At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying interest rate or foreign exchange risk related to the future anticipated interest and principal cash flows associated with the hedged item.  Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item.  On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedge item.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

Effective August 6, 2008, in conjunction with the issuance of the U.S. $1.4 billion Senior Notes due 2018, and the U.S. $350 million Senior Notes due 2038, the Company entered into an aggregate U.S. $1.75 billion notional principal amount of cross-currency interest rate exchange agreements ("swaps").  An aggregate U.S. $1.4 billion notional principal amount of these swaps hedge the principal and interest obligations for the U.S. $1.4 billion Senior Notes due 2018 through to maturity in 2018, while the remaining U.S. $350 million aggregate notional principal amount of these swaps hedge the principal and interest obligations on the $350 million Senior Notes due 2038 for ten years to August 15, 2018.  These swaps have the effect of: (a) converting the U.S. $1.4 billion aggregate principal amount of Senior Notes due 2018 from a fixed coupon rate of 6.80% into Cdn. $1,435 million at a weighted average fixed interest rate of 6.80%; and (b) converting the U.S. $350 million aggregate principal amount of Senior Notes due 2038 from a fixed coupon rate of 7.50% into Cdn. $359 million at a weighted average fixed interest rate of 7.53%.  The swaps hedging the Senior Notes due 2018 have been designated as effective hedges against the designated U.S. dollar denominated debt for accounting purposes, while the swaps hedging the Senior Notes due 2038 have not been designated as hedges for accounting purposes.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

Also effective on August 6, 2008, the Company re-couponed three of its existing swaps by terminating the original swaps aggregating U.S. $575 million notional principal amount and, at the same time, entering into three new swaps aggregating U.S. $575 million notional principal amount at then-current market rates.  In each case, only the foreign exchange rate and the Canadian dollar fixed interest rate were changed and all other terms for the new swaps are identical to the respective terminated swaps they are replacing.  The termination of the three original swaps resulted in the Company paying U.S. $360 million (Cdn. $375 million) for the aggregate out-of-the-money fair value for the terminated swaps on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date.  The three new swaps have the effect of converting U.S. $575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn. $589 million ($1.025 exchange rate) at a weighted average Canadian dollar fixed interest rate of 6.88%.  In comparison, the original swaps had the effect of converting U.S. $575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn. $815 million ($1.4177 exchange rate) at a weighted average Canadian dollar fixed interest rate of 7.89%.  Each of the three new swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

Prior to the termination of the cross-currency interest rate exchange agreements noted above, changes in the fair value of these cross-currency interest rate exchange agreements had been recorded in accumulated other comprehensive income and were periodically reclassified to earnings to offset foreign exchange gains or losses on related debt or to modify interest expense to its hedged amount.  The remaining balance in accumulated other comprehensive income relating to these terminated agreements on the termination date was $144 million.  The portion related to future periodic exchanges of interest of $68 million, net of income taxes of $26 million, will be recorded in income over the remaining life of the specific debt securities to which the settled hedging items related using the effective interest rate method.  The portion of the remaining balance that relates to the future principal exchange of $43 million, net of income taxes of $7 million, will remain in accumulated other comprehensive income until such time as the related debt is settled.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

On July 28, 2008, the Company entered into a credit agreement with Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date.  No funds were drawn under this credit facility and the Company terminated the credit facility effective August 8, 2008, subsequent to the closing of the issuance of the U.S. $1.4 billion Senior Notes due 2018 and the U.S. $350 million Senior Notes due 2038.

At September 30, 2008, 94% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At September 30, 2008, details of the derivative instruments net liability are as follows:

				Estimated
				fair value,
				being
	U.S. $	Exchange	Cdn. $	carrying
	notional	rate	notional	amount

Cross-currency interest rate exchange agreements accounted for as cash flow hedges	$5,590	$1.2142	$6,788	$1,041
Cross-currency interest rate exchange agreements not accounted for as hedges	360	1.040	374	(13)
	$5,950		$7,162	1,028

Less current portion				121

Long-term portion				$907

The current portion above represents net payments expected to be made within one year on cross-currency interest rate exchange agreements, including upon settlement for these agreements maturing within one year.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

The long-term portion is comprised of a derivative instruments liability of $1,037 million, offset by a derivative instruments asset of $130 million.

At September 30, 2008, all of the Company's long-term debt was at fixed interest rates, with the exception of advances under the bank credit facility.  Net income would have changed by $5 million in the nine months ended September 30, 2008, net of income taxes of $2 million, if there was a 1% change in the interest rates charged on advances under the bank credit facility.

U.S. $350 million of the Company's U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes and, therefore, a one cent change in the Canadian dollar relative to the U.S. dollar would have resulted in a $4 million change in the carrying value of long-term debt at September 30, 2008.  In addition, this would have resulted in a $3 million change in net income, net of income taxes of $1 million.

A portion of the Company's accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

(e)	Financial instruments:

(i)	Classification and fair values of financial instruments:

The Company has classified its financial instruments as follows:

	September 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets, available for sale, measured at fair value:
Investments	$392	$392	$485	$485
Loans and receivables, measured at amortized cost:
Accounts receivable	1,319	1,319	1,245	1,245

	$1,711	$1,711	$1,730	$1,730

Included in investments are $13 million (December 31, 2007 - $20 million) of investments in privately held entities recorded at cost.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

	September 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial liabilities, measured at amortized cost:
Bank advances, arising from outstanding cheques	$37	$37	$61	$61
Accounts payable and accrued liabilities	2,020	2,020	2,260	2,260
Long-term debt	7,510	7,406	6,033	6,357
Financial liabilities (assets), held-for-trading:
Cross-currency interest rate exchange agreements not accounted for as hedges	(13)	(13)	6	6
Cross-currency interest rate exchange agreements accounted for as cash flow hedges	1,041	1,041	1,798	1,798

	$10,595	$10,491	$10,158	$10,482

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

12.	Financial risk management and financial instruments (continued):

The Company did not have any non-derivative held-for-trading or held-to-maturity financial assets during the nine months ended September 30, 2008 and the year ended December 31, 2007.

(ii)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(a)
The carrying amounts in the unaudited interim consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.

(b)
The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.  Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(c)
The fair values of each of the Company's public debt instruments are based on the quarter-end trading values.  The fair value of the bank credit facility approximates its carrying amount since the interest rates approximate current market rates.

(d)
The fair values of the Company's interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

13.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or its subsidiary companies.  During the three and nine months ended September 30, 2008 and 2007, total amounts paid by the Company to these related parties are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Printing, legal services and commissions paid on premiums for insurance coverage	$2	$-	$4	$1

Fees charged to the Company's controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee.  For the nine months ended September 30, 2008, the fees charged to the Company's controlling shareholder for personal use of the aircraft and other administrative services were $0.5 million (2007 - $0.7 million).

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

14.	Commitments:

Significant changes to the Company's material contractual obligations since December 31, 2007 are as follows:

(a)	The Company entered into an agreement with a supplier to purchase handsets in the amount of approximately $150 million. This commitment has been fulfilled at September 30, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

14.	Commitments (continued):

(b)	The Blue Jays signed two players to multi-year contracts totalling $81 million, ranging from four to six years.

(c)
The Buffalo Bills will play a series of eight games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008.  Payments are scheduled from 2008 to 2012 and, at September 30, 2008, there is a remaining commitment of $69 million.

15.	Contingencies:

(a)
The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees.  In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful.  On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees.  On October 15, 2007, the CRTC sent a letter to all broadcast licencees stating that the CRTC would not collect Part II fees due in November 2007.  As a result, in the three months ended September 30, 2007, the Company reversed its accrual of $18 million related to Part II fees from September 1, 2006 to June 30, 2007.  Both the Crown and the applicants appealed this case to the Federal Court of Appeal.  On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges.  As a result, during the three months ended June 30, 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period September 1, 2006 to March 31, 2008.  In addition to recording $5 million and $2 million in the second quarter of 2008, for Cable and Media, respectively, the Company continues to record these fees on a prospective basis in operating, general and administrative expenses.  An application for leave to appeal has been filed with the Supreme Court of Canada although there is no assurance that the Court will hear the appeal or overturn this decision.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and nine months ended September 30, 2008 and 2007

15.	Contingencies (continued):

(b)
On June 25, 2008, a proceeding was commenced in Saskatchewan under that Province's Class Actions Act against providers of wireless communications services in Canada.  The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by the Company and the other wireless communication providers in Canada.  The Plaintiffs are seeking unquantified damages and restitution.  The Plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan.  Any potential liability is not yet determinable.

(c)
In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum.  The Plaintiff has also brought a proceeding against Inukshuk Wireless Partnership ("Inukshuk"), the Company's 50% owned joint venture asserting a claim against the MCS Spectrum licences that were transferred from Fido to Inukshuk.  Inukshuk brought a motion to have the separate action against it dismissed.  In May 2008, the Court dismissed the separate action brought against Inukshuk.  The Plaintiff is appealing this decision.  The proceeding against Fido is at an early stage.  The Company believes it has good defences to the claim and no amounts have been provided in the accounts.

16.	Subsequent event:

Two of the Company's cross-currency interest rate exchange agreements mature on December 15, 2008 and, as a result, the Company will receive U.S. $400 million and will pay $475 million on settlement at maturity.  Subsequent to quarter end in October 2008, the Company entered into forward foreign exchange contracts, which will also settle on December 15, 2008, to sell the U.S. $400 million in exchange for $476 million.  As a result of the maturity of the cross-currency interest rate exchange agreements, the Company's U.S. $400 million 8.00% Senior Subordinated Notes due 2012 will no longer be hedged subsequent to December 15, 2008.